
Responding to the Call

03006603

AR/S

RMH TELESERVICES, INC.



[IN 2002, THE CALL WAS CLEAR]



WE SAW BOTH THE CHALLENGE AND THE OPPORTUNITY THAT LAY AHEAD OF US.

OUR STORY IS ABOUT HOW, IN THE MIDST OF A TUMULTUOUS ECONOMY,

WE RESPONDED TO THAT CALL.



The Call from our Shareholders, Employees and Friends

FINANCIAL HIGHLIGHTS

REVENUE
in millions



$400
350
300
250
200
150
100
50
0
1999
2000
2001
2002

END OF PERIOD WORKSTATIONS
in thousands



8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1999
2000
2001
2002

INBOUND VS. OUTBOUND

FY1999
87% OUTBOUND
13% INBOUND

FY2000
78% OUTBOUND
22% INBOUND

FY2001
63% OUTBOUND
37% INBOUND

FY2002
53% OUTBOUND
47% INBOUND

[SHAREHOLDER LETTER]

2002 proved to be a challenging yet successful year for us. We endured the ongoing effects of the September 11 tragedy, navigated through an unprecedented number of corporate bankruptcies and persevered the most sluggish global economy encountered in our history. But our overall business strategy continues to be successful. Our organization responded outstandingly to these challenges, allowing RMH's remarkable history of strong revenue growth to continue.

[JOHN FELLOWS]
CHIEF EXECUTIVE OFFICER

Responding to the Call)))

Our position as one of the world's best and fastest growing customer relationship management (CRM) companies was enhanced in 2002. Revenues were $239.2 million, an increase of 38% over 2001.

RMH continues to provide world class customer support solutions for many leading brands including: Microsoft, MCI, Nextel, GE, UPS, Chase, AEGON, Citibank, AT&T, Discovercard and SBC. We successfully manage hundreds of millions of transactions on behalf of our clients each year. Through this process, our clients have entrusted RMH's associates with their most valuable assets – their customers.

Unfortunately, earnings for the year suffered greatly due to the MCI Worldcom bankruptcy and the closure of several high-cost facilities.

Throughout this period of uncertainty for business in North America, RMH continued to evolve as a leading CRM organization. Comparing our profile in 2002 to that of only a year ago highlights some significant changes.

- **Workstations increased to over 7,900; up 38%.**
- **Inbound revenues increased to $114 million; up 77%.**
- **Total associates increased by over 3,900 to 13,400.**



The Call for a Sound Strategy

Track Record and
Extensive Experience

Flexibility to Partner

Intellectual Capital

Technological Capabilities

Quality and Performance

Top Five Reasons Companies Outsource their Customer Contact Programs to RMH

[OPERATIONAL PROFILE]

Late in 2002, we initiated an operational transformation that has already yielded significant performance enhancements for us. Clint Streit joined our organization as Chief Operating Officer and has subsequently realigned our operations team into two operating divisions, enabling RMH to capitalize on significant client growth opportunities. Key operational focus areas for 2003 include enhancing employee development initiatives, reducing associate turnover and maximizing overall performance.

Our service division provides primarily inbound customer support CRM solutions to our expanding client base. Through this division, we successfully manage a variety of customer service, account activation, account management and technical support programs. In our sales division, new account acquisitions, quality surveys and a variety of product sales initiatives are completed for our clients.

Responding with Clear Direction

We will continue to make significant investments during 2003 for a number of quality and training initiatives. In 2002 we began the journey toward ISO 9000 international quality certification for our operations. When completed over the next 2-3 years, ISO 9000 certification will ensure that RMH has successfully developed and implemented standardized quality and control procedures around the world. In addition, we will utilize the CRM industry specific COPC certification process to provide additional cost reductions while further improving customer satisfaction for our client base.

Employee training initiatives from Achieve Global and LEAP were launched in 2002 as well. Through these programs, we will continue to develop our existing leadership talent while seeking to identify and develop future leaders. In addition, we will continue to utilize the Junior Military Officer ranks to provide a significant portion of our new management talent. These efforts, while they represent a significant investment, are absolutely critical to the successful long-term development of RMH.



The Call for an Expanding Culture

28° 28' N
77° 02' E

Hola

Guten Tag

Ciao

Konnichiwa

Ni hao

Sawatdee

calls in 15 different languages per day

[G R O W T H & E X P A N S I O N]

RMH continued to rapidly develop capacity in 2002. New facilities were added and existing facilities were expanded in the following markets:

- **Vancouver, British Columbia – 800 workstation customer support center**
- **High Point North Carolina – 700 workstation logistics center**
- **Nanaimo, British Columbia – 300 workstation expansion**
- **Sarnia, Ontario – 200 workstation expansion**
- **Allentown, Pennsylvania – 150 workstation customer support center**

Through this new capacity we have added over 2,000 workstations to our organization, bringing our total capacity to more than 7,900 workstations. We now complete over 1,500,000 transactions on a daily basis for our clients in as many as 15 different languages.

Responding with International Capabilities

[T E C H N O L O G Y]

Our technology platform continued to evolve in 2002. During our relocation to the new headquarters building in Newtown Square, Pennsylvania, we took the opportunity to upgrade a considerable portion of our IT infrastructure. The new facility includes a world-class telecommunications center that successfully integrates the leading CRM technologies available in business today. Our migration to Asia has required the development of unique technological solutions that allow RMH to appropriately service customers in North America at the lowest possible cost. The nature of our client base requires us to deliver technological solutions consistently, without incident. In 2003, we will continue to make the necessary investments in technology in order to ensure the ongoing reliability of our technological infrastructure.





The Call for Diverse Markets



49° 10' N
122° 50' W



We now operate more than 4,500 workstations in the Canadian market on a daily basis

[G L O B A L I Z A T I O N]

Over the past several years we have gone through an unprecedented period of organic growth. Today, RMH has 50% of its capacity located outside of the United States. To date, the majority of our account growth has been the product of focused business development initiatives in North America. In just a few short years, we have emerged as the premier provider of capacity in Canada for our industry. We now operate more than 4,500 workstations in the Canadian market on a daily basis.

Going forward, we believe the majority of our capacity expansion will take place in international markets. In 2003 and beyond, we will launch a much more global approach to customer relationship management. In 2002, RMH implemented new operations in the Asia Pacific region, initially servicing a number of North American clients in India. Early in 2003, we expect to initiate operations in the Philippines. We anticipate this offshore capacity will be a growth catalyst for years to come with both our domestic and international partners.

Our plan, which has a solid history of success, is to enter into those value-oriented geographic locations over the next several years and quickly surface as the market leader. Doing so will allow us to emerge as the leading provider of world-wide capacity for the outsourced customer relationship management industry. We will not settle for second place.

Responding to New Opportunities

[F I N A N C I A L P O S I T I O N]
AND SHAREHOLDER SUPPORT

RMH's successful completion of $33.6 million in equity transactions in 2002 and 2001 has provided the necessary capital base to facilitate our continued growth. In September 2002, we completed a 3-year, $25 million revolving credit facility, further improving our access to working capital. Due to the demise of Arthur Andersen LLP our outside audit firm, we engaged Deloitte & Touche LLP as our new independent auditor. We have restated our consolidated financial statements for the fiscal years ended September 30, 2001 and 2000 as discussed in note 23 of our consolidated financial statements.



The Call for Continued Growth

High Growth
Over [illegible]% compound annual growth rate since 1996

Diversification
By client and by industry

Cost Effectiveness
Large, more cost-efficient call centers

Access to Capital
High-quality investor base

Business Focus
Custom CRM solutions

Strategy
Fewer clients, dedicated centers

In an ever-changing economic environment, RMH has [illegible] financial integrity to drive growth forward.

[O U T L O O K]

These are certainly challenging and often trying times for most corporations and their shareholders. Our confidence for the future comes from the knowledge that our relationships with our clients and employees are strong and run deep. We know that whatever call we might hear from the marketplace, RMH possesses an uncanny ability to respond, not only quickly, but most appropriately.



Responding to the Bottom Line

I continue to be extremely optimistic about RMH's business outlook in 2003 and beyond. We have a diverse portfolio of leading clients, a stream of Company-wide initiatives that will improve quality, reduce costs and continue to drive growth, financial strength that permits us to capitalize on new market opportunities, and a business culture that that has allowed us to successfully navigate through a sluggish world-wide economy.

These are truly exciting times at RMH. Our management team is charged. On behalf of RMH's management, employees and Board of Directors, I thank you for your continued support and confidence.

Sincerely,

John A. Fellows | Chief Executive Officer
January 22, 2003

[2002 FINANCIALS]



Selected Financial Data

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our financial statements and notes thereto included elsewhere in this report. As further discussed in note 23 to the consolidated financial statements included with this report and in Management's Discussion and Analysis of Financial Condition and Results of Operations, we restated our financial statements for our 2001 and 2000 fiscal years. The selected consolidated income statement data for our 2002, 2001 and 2000 fiscal years and the selected consolidated balance sheet data as of September 30, 2002 and September 30, 2001 are derived from our audited consolidated financial statements included elsewhere herein. The selected consolidated income statement data for our 1999 and 1998 fiscal years and the selected consolidated balance sheet data as of September 30, 2000, September 30, 1999 and September 30, 1998 are derived from our unaudited consolidated financial statements (as restated) not included herein.

For the Year Ended September 30,	2002	2001* As Restated	2000* As Restated	1999* As Restated	1998* As Restated
Statement of Operations Data:					
(in thousands, except per share data)					
Net revenues	$239,192	$173,983	$130,939	$ 80,318	$ 52,434
Operating expenses:					
Cost of services	192,242	139,642	99,141	60,955	39,575
Selling, general, and administrative	57,307	48,058	25,730	17,461	12,461
Restructuring charge	3,733	868	—	—	—
Total operating expenses	253,282	188,568	124,871	78,416	52,036
Operating income (loss)	(14,090)	(14,585)	6,068	1,902	398
Equity in losses of joint venture	—	1,161	650	88	—
Other income	90	—	—	—	—
Interest income	78	427	107	301	551
Interest expense	3,569	3,063	1,172	520	319
Income (loss) before income taxes	(17,491)	(18,382)	4,353	1,595	630
Income tax expense (benefit)	—	(752)	1,632	599	274
Net income (loss)	$(17,491)	$(17,630)	$ 2,721	$ 996	$ 356
Basic income (loss) per common share	$ (1.32)	$ (1.89)	$ 0.33	$ 0.12	$ 0.04
Diluted income (loss) per common share	$ (1.32)	$ (1.89)	$ 0.31	$ 0.12	$ 0.04

September 30,	2002	2001* As Restated	2000* As Restated	1999* As Restated	1998* As Restated
Balance Sheet Data:					
(in thousands)					
Working capital (deficit)	$ (1,892)	$ 15,346	$ 12,353	$ 12,550	$ 16,309
Total assets	96,541	102,624	55,707	48,960	36,840
Long-term debt, less current maturities	272	371	—	—	—
Obligations under capital lease, less current maturities	17,351	23,373	9,129	7,063	7,895
Note payable to related party	—	5,000	—	—	—
Shareholders' equity	30,889	41,158	26,033	22,985	21,944

* See note 23 of the notes to the consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We have restated our consolidated financial statements for the fiscal years ended September 30, 2001 and 2000. The restatement reflects adjustments in the application of accounting principles generally accepted in the United States of America and includes adjustments related to the application of the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases," American Institute of Certified Public Accountants Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," an increase in our allowance for doubtful accounts in the fiscal year ended September 30, 2001, an increase in the valuation allowance on our deferred tax assets in the fiscal year ended September 30, 2001 and other adjustments as discussed in note 23 of the notes to the consolidated financial statements. The information included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report gives effect to this restatement.

[SAFE HARBOR FOR FORWARD LOOKING STATEMENTS]

From time to time, we may publish statements that are not historical facts but are forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new services and products and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of our business include, but are not limited to the following:

- reliance on key client relationships in the telecommunications, financial services, insurance, technology and logistics industries;
- fluctuations in quarterly results of operations due to the timing of clients' telemarketing campaigns, the commencement and expiration of contracts, the timing of opening new customer interaction centers and expansion of existing customer interaction centers, the amount and timing of new business generated by us, changes in our revenue mix among our various clients, bonus arrangements continuing to be negotiated with clients, and if negotiated, any amount being earned, the timing of additional selling, general and administrative expenses to acquire and support such new business, changes in competitive conditions affecting the CRM industry, the financial strength of our customers and collectibility of our receivables, local, regional and national economic and political conditions, our ability to successfully open new customer interaction centers or to expand existing centers in a timely fashion, and the loss or unavailability of economic incentives provided by local, state, or provincial government authorities;
- uncertainties surrounding our relationship with MCI resulting from WorldCom's July 21, 2002 bankruptcy filing;
- difficulties of managing growth profitably;
- dependence on the services of our executive officers and other key operations and technical personnel;
- changes in the availability of qualified employees;
- changes in relationships with creditors and vendors;
- fluctuations in foreign currency exchange rates, including fluctuations in US dollar and Canadian dollar exchange rates;
- performance of automated call-processing systems and other technological factors;
- reliance on independent long-distance companies;
- changes in government regulations affecting the teleservices and telecommunications industries;
- competition from other outside providers of CRM services and in-house CRM operations of existing and potential clients;
- local, regional and national economic and political conditions;
- the impact and uncertainties created by the September 11, 2001 terrorist attacks and the consequences of any future terrorist attacks;
- our ability to identify appropriate acquisition candidates, acquire them under favorable terms and properly integrate their businesses with ours;
- competition from providers of other marketing formats, such as direct mail and emerging strategies such as interactive shopping and marketing over the Internet; and
- realization of revenues and unexpected expenses.

The following discussion of our historical results of operations and liquidity and capital resources should be read in conjunction with "Selected Financial Data" and our financial statements and notes thereto appearing elsewhere in this report.

[O V E R V I E W]

We are a provider of high-quality outsourced customer relationship management ("CRM") services, offering customer interaction solutions that permit our clients to more effectively manage their relationships with their customers. At September 30, 2002, we operated over 7,900 workstations in our network of 17 customer interaction centers in the United States and Canada, including 77 workstations in our quality control center and 144 workstations which are managed by a third party in India. We have developed strategic relationships with market leaders in the telecommunications, financial services, insurance, technology, and logistics industries. Our client base includes Aegon, AT&T, Chase, Citibank, MCI, Microsoft, Nextel, UPS and others. We distinguish ourselves through our vertical industry expertise, well-trained workforce and integrated customized technology solutions designed to meet the rigorous demands of our clients. We have established a strong track record of consistent growth with revenues growing at a compound annual growth rate of over 39% from $32.3 million in fiscal 1996 to $239.2 million in fiscal 2002.

We depend on several large clients for a significant portion of our net revenues. One client, MCI, accounted for 25.8% of our net revenues in fiscal 2002. In addition, three clients each accounted for over 10% of our net revenues in fiscal 2002: Aegon, Nextel Communications, and Microsoft. In fiscal 2001, no client accounted for more than 20% of our net revenues and three clients, Aegon, MCI and Microsoft, each accounted for over 10% of our net revenues. Most of our clients are not contractually obligated to continue to use our services at historic levels or at all. If any of these clients were to significantly reduce the amount of services we perform for them, fail to pay us, or were to terminate the relationship altogether, our revenues and business would be harmed.

A significant portion of our revenues are derived from the telecommunications industry, including local, long-distance and wireless telecommunications companies. While we believe the demand for CRM services within the telecommunications industry will continue to increase, the telecommunications industry is currently facing tremendous competitive pressures that have resulted in deterioration in the financial position and results of operations of certain companies within this sector. We received 47.5% and 39.0% of our net revenues in 2002 and 2001, respectively, from services provided to our telecommunications clients.

We provide inbound and outbound CRM services to MCI under several agreements that last through November 2006. MCI accounted for 25.8%, 19.2% and 20.1% of our revenues for 2002, 2001 and 2000, respectively. On July 21, 2002, WorldCom announced that it had filed for voluntary relief under Chapter 11 of the United States Bankruptcy Code. While we have continued to provide services to MCI, these events create uncertainty about our future business relationship with MCI, which, if not resolved in a manner favorable to us, could have an adverse impact on our future operating results.

We recorded a $7,669,000 charge for MCI related assets during the third quarter of fiscal 2002, of which $5,553,000 is included in selling, general and administrative expense and $2,116,000 is a reduction in revenues, in the accompanying consolidated statement of operations. Included in the $5,553,000 charge was a full reserve on a $1,011,000 loan to a client that derives all of its revenues from MCI, as further discussed in note 21 of the notes to the consolidated financial statements. We believe we have adequately reserved for all exposure created as a result of the WorldCom bankruptcy, however, there can be no assurance that additional charges will not be required in the future. At September 30, 2002, we had $13,152,000 in accounts receivable from MCI, of which $7,996,000 were for services provided prior to the date of the WorldCom bankruptcy filing and $5,156,000 were for services provided subsequent to the bankruptcy filing.

Six of our customer interaction centers provide all or a significant portion of their services to MCI. While we do not presently believe the property and equipment at these customer interaction centers is impaired, a significant decline in the level of services being provided to MCI as a result of the WorldCom bankruptcy filing could result in substantial operating costs being incurred with no related revenues and a significant charge associated with property and equipment impairment. The carrying value of property and equipment at the six customer interaction centers at September 30, 2002 was $12,207,000. Future operating lease commitments for the six customer interaction centers was $20,934,000 at September 30, 2002.

Following an evaluation of amounts due from BrandDirect Marketing, Inc. ("BrandDirect"), $12,922,000 of bad debt expense was recorded during the three months ended June 30, 2001 to write off amounts due from BrandDirect and service levels were reduced such that services were being provided on a cash basis. BrandDirect represented .3%, 5.4% and 13.8% of our net revenues in 2002, 2001 and 2000, respectively.

On May 9, 2002, Provell, Inc. ("Provell") filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. A charge of $2,762,000 was recorded in the second quarter of 2002 to write off amounts due from Provell. Provell represented 1.7% and 6.7% of our net revenues in 2002 and 2001, respectively.

During fiscal 2002, we recorded a $4,607,000 restructuring charge in connection with a plan designed to reduce our cost structure by closing six sites, resulting in the abandonment of fixed assets and a reduction in workforce. No severance was paid to employees in connection with this restructuring. In the fourth quarter of 2002, the restructuring charge was adjusted by $572,000 since alternative uses were found for certain assets that were previously written-off. The restructuring plan was completed in 2002. The restructuring costs include site closure costs, which are the estimated costs for closing the customer interaction centers, including obligations under signed real estate lease agreements and the write-off of leasehold improvements and certain fixed asset balances. At September 30, 2002, an accrual of $1,413,000 remains in accrued expenses on our consolidated balance sheets, related primarily to obligations under signed real estate lease agreements.

An $868,000 restructuring charge was recorded in the quarter ended December 31, 2000 related to call center closures. In the quarter ended December 31, 2001, the termination of a customer interaction center lease was settled for $302,000 less than the balance of the lease payments that had been accrued in the quarter ended December 31, 2000, resulting in the reversal of the remaining accrual.

In 2002, we also incurred severance costs of $1,114,000 in connection with a workforce reduction and other employee terminations at our corporate offices that are included in general and administrative expenses in the accompanying consolidated statement of operations. At September 30, 2002, $640,000 remained in accrued expenses in the accompanying consolidated balance sheet for future severance payments. Severance was awarded to 32 employees during 2002 and had been fully paid to all but three employees as of September 30, 2002.

[CRITICAL ACCOUNTING POLICIES]

In preparing our financial statements and accounting for the underlying transactions and balances, we apply our accounting policies as disclosed in the notes to our consolidated financial statements. We consider the policies discussed below to be critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition – We recognize revenues from CRM services under hourly and performance-based models:

Hourly – Revenue is recognized based on the billable hours of each CRM representative as defined in the client contract. The rate per billable hour charged is based on a predetermined contractual rate, as agreed in the underlying contract. The contractual rate can fluctuate based on certain pre-determined objective performance criteria related to quality and performance. The impact of the performance criteria on the rate per billable hour is continually updated as revenue is recognized. Some clients are contractually entitled to penalties when we are out of compliance with certain obligations as defined in the client contract. Penalties are recorded as a reduction to revenues as expected or incurred based on a measurement of our obligation under the terms of the client contract.

Performance-based – Under performance-based arrangements, we are paid by our customers based on achievement of certain levels of sales or other client-determined criteria specified in the client contract. We recognize performance-based revenue by measuring our actual performance against the performance criteria specified in the contracts.

We assess the likelihood of collection based on a number of factors including a client's collection history and credit-worthiness. If the collection of a fee is not reasonably assured, the fee is deferred and recognized at the time collection becomes reasonably assured. We make estimates of potential future charges against current period revenue. Management analyzes historical sales dilution when evaluating the adequacy of the reserve for sales allowances, which is a component of our allowance for doubtful accounts. Similarly, our management must make estimates of the collectibility of our accounts receivable. Management specifically analyzes accounts receivable and analyzes historical bad debt, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. Amounts collected from customers prior to the performance of services are recorded as deferred revenues.

The Emerging Issues Task Force ("EITF") reached a consensus on accounting for certain sales incentives ("EITF 00-14"). EITF 00-14 requires that when recognized, the reduction in or refund of the selling price of a product or service resulting from certain sales incentives should be classified as a reduction in revenues. We adopted EITF 00-14, as codified by EITF No. 01-09, on October 1, 2001. Amortization of capitalized costs for 2001 and 2000 has been reclassified to conform to the current presentation as required.

In connection with the provision of inbound and outbound CRM services to our customers, we incur costs to train our CRM representatives. Training programs relate to both program start-up training in connection with new CRM programs ("Startup Training") and attrition-related training for existing CRM programs ("Attrition Training"). We may bill some of our customers for the costs incurred under these training programs based on the terms in the contract. The training revenue is integral to CRM revenues being generated over the course of a contract and cannot be separated as a discrete earning process under SEC Staff Accounting Bulletin No. 101 ("SAB 101"). As a result, all training revenues are deferred. Startup Training revenues are amortized over the greater of the term of the contract or one year. Attrition Training revenues are amortized over the average employment of a telephone service representative. Direct costs associated with providing Startup Training and Attrition Training, which consist exclusively of salary and benefit costs, are also deferred and amortized over a time period consistent with the deferred training revenues.

Accounting for income taxes – We record estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our consolidated balance sheets, as well as operating loss and tax credit carry forwards. We regularly review our deferred tax assets for recoverability based on historical book and taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.

[CONTRACTUAL OBLIGATIONS]

We are committed to making cash payments in the future in connection with our operating leases, capital lease obligations (including principal and interest), and revolving credit facility. We have no off-balance sheet debt or other unrecorded obligations and we have not guaranteed the debt of any other party. Below is a schedule of the future payments that we were obligated to make based on agreements in place as of September 30, 2002 (amounts in thousands).

	Total	2003	2004	2005	2006	2007	Thereafter
Minimum lease payments under capital leases	$ 31,967	$ 12,456	$ 10,903	$ 7,093	$ 1,515	$ —	$ —
Operating leases	78,135	10,855	9,539	9,230	9,150	9,127	30,234
Revolving credit facility	3,546	3,546	—	—	—	—	—
Total	$113,648	$26,857	$ 20,442	$ 16,323	$ 10,665	$ 9,127	$ 30,234

In October 1999 we issued a letter of credit in favor of the landlord of one our Canadian customer interaction centers for $1,500,000 Canadian dollars (approximately $950,000 and $951,000 U.S. dollars at September 30, 2002 and 2001, respectively) as security for rents payable. Under the terms of the lease agreement, we were required to keep a $1,500,000 Canadian dollar letter of credit in place through October 31, 2002, at which point it declined to $1,286,000 Canadian dollars. The amount required declines by $214,000 Canadian dollars each year through October 31, 2007. The lease terminates in January 2010.

[RESULTS OF OPERATIONS]

FISCAL YEAR ENDED SEPTEMBER 30, 2002 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2001

Net Revenues – Net revenues increased $65,209,000 or 37.5% to $239,192,000 in fiscal 2002 from $173,983,000 in fiscal 2001. This increase was the result of the following:

Increased billable hours to our top five customers	$ 80,826,000
Increased billable hours to our logistics customer	12,126,000
Decline in business with Provell, Inc.	(7,151,000)
Decline in business with BrandDirect Marketing, Inc.	(8,660,000)
Decline in business with a telecommunications client	(14,413,000)
Other, net	2,481,000
	$ 65,209,000

The primary driver for the increase in our net revenues was a 34.6% increase in billable hours. While our rate per billable hour increased slightly from 2001 to 2002, this was offset by the deferral of training revenues (see discussion under critical accounting policies). The decline in business volume with Provell, Inc. is due to its May 9, 2002 bankruptcy filing. We stopped providing services to BrandDirect Marketing, Inc. during fiscal 2002 due to the continued deterioration of its financial condition. We no longer provide services to the former telecommunications client referenced above due to the termination of its outbound telemarketing campaigns.

Cost of Services – Cost of services increased $52,600,000 or 37.7% to $192,242,000 in fiscal 2002 from $139,642,000 in fiscal 2001. The increase is primarily the result of the increased direct labor and telecommunications costs to support our increased net revenues. As a percentage of net revenues cost of services were 80.4% and 80.3% of net revenues in 2002 and 2001, respectively.

Selling, General and Administrative – Selling, general and administrative expenses increased $9,249,000 or 19.3% to $57,307,000 in fiscal 2002 from $48,058,000 in fiscal 2001. The increase is the result of increased infrastructure to support our increased revenue volume and certain write-offs and charges discussed below. Included in fiscal 2002 are $5,553,000 in charges related to MCI (see note 4 of the notes to the consolidated financial statements), $2,762,000 to write-off amounts due from Provell, Inc., which filed for bankruptcy on May 9, 2002, $1,114,000 in severance costs, and a $2,123,000 charge associated with the sale of common stock and warrants in October 2001 at a discount to three companies controlled by an existing significant shareholder and family member of one of our directors as approved by a special committee of the board of directors (see note 12 of the notes to the consolidated financial statements). Included in fiscal 2001 is a $12,922,000 charge to write-off amounts due from BrandDirect Marketing, Inc. Excluding the aforementioned items, expense levels as a percentage of net revenues were 19.1% in fiscal 2002 and 20.2% in fiscal 2001.

Restructuring Charges – We recorded a $3,733,000 restructuring charge during fiscal 2002, which is net of a $302,000 accrual reversal that was established in fiscal 2001, in connection with a plan designed to reduce our cost structure by closing six inefficient sites, resulting in the abandonment of fixed assets and a reduction in workforce. The restructuring plan was completed in fiscal 2002. The restructuring costs include site closure costs, which are the estimated costs for closing the customer interaction centers, including obligations under signed equipment and real estate lease agreements and the write-off of leasehold improvements and certain fixed asset balances and severance costs for terminated employees. An $868,000 restructuring charge was recorded in the quarter ended December 31, 2000 related to call center closures. In the first quarter of fiscal 2002, the termination of a customer interaction center lease was settled for $302,000 less than the balance of the lease payments that had been accrued, resulting in the reversal of the remaining accrual.

Equity in Loss of Joint Venture – Equity in loss of joint venture reflects our portion of the losses of our startup Internet joint venture, 365biz.com, under the equity method of accounting. During fiscal 2001, the joint venture's operations were discontinued and our remaining net investment in/advances to the joint venture were written-off. As such, we incurred no equity losses in 2002. See note 15 of the notes to the consolidated financial statements for additional information on this joint venture.

Other Income – The $90,000 in other income in fiscal 2002 relates primarily to a $409,000 government incentive (see note 20 of the notes to the consolidated financial statements) offset by $319,000 in expenses related to the change in the time value of our foreign currency call options in accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." We entered into foreign currency call options during the first quarter of fiscal 2002, as further discussed in note 16 of the notes to the consolidated financial statements, so there was no related amount of expense in fiscal 2001.

Interest Expense – Interest expense increased $506,000 or 16.5% to $3,569,000 in 2002 from $3,063,000 in fiscal 2001. The increase is primarily attributable to interest costs related to $4,401,000 in additional capital lease obligations in fiscal 2002.

Income Tax Expense (Benefit) – Due to the magnitude of our losses in 2001 and a number of other factors, it was concluded that the available objective evidence created sufficient uncertainty regarding the realizability of our deferred tax assets and a full valuation allowance was recorded during the third quarter of fiscal 2001. As a result, we had no tax expense or benefit in fiscal 2002. See further discussion regarding our deferred tax asset valuation allowance in note 17 of the notes to our consolidated financial statements.

FISCAL YEAR ENDED SEPTEMBER 30, 2001 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2000

Net Revenues – Net revenues increased $43,044,000 or 32.9% to $173,983,000 in fiscal 2001 from $130,939,000 in fiscal 2000. This increase was the result of the following:

Revenues attributable to Provell, Inc. a new client in 2001	$ 11,624,000
Increase in revenues due to new clients (other than Provell, Inc.)	39,228,000
Increase in our average rate billed per hour	11,129,000
Decline in business with BrandDirect Marketing, Inc.	(9,020,000)
Decrease in revenues due to clients lost	(15,273,000)
Other, net	5,356,000
	$ 43,044,000

The primary driver for the increase in our net revenues was a 23.1% increase in billable hours. This net increase in billable hours was attributable to new clients, including Provell, Inc. and Microsoft, offset by the loss of several smaller clients, none of which represented greater than 10% of our revenues in fiscal 2000. Our average rate per billable hour also increased by approximately 8% due a shift in the mix of our business from outbound to higher rate inbound CRM services. Following an evaluation of amounts due from BrandDirect Marketing, Inc. in the third quarter of fiscal 2001, we reduced levels of services so that they were being provided on a cash basis.

Cost of Services – Cost of services increased $40,501,000 or 40.9% to $139,642,000 in fiscal 2001 from $99,141,000 in fiscal 2000. The increase is primarily the result of the increased direct labor and telecommunications costs to support our increased net revenues. As a percentage of net revenues, cost of services were 80.3% and 75.7% of net revenues in fiscal 2001 and fiscal 2000, respectively. This increase is primarily attributable to the shift in the mix of our business from outbound to higher cost inbound CRM services and a decline in utilization at our customer interaction centers due to additional capacity in our network associated with new sites and site expansions and the absorption of related start-up costs.

Selling, General and Administrative – Selling, general and administrative expenses increased $22,328,000 or 86.8% to $48,058,000 in fiscal 2001 from $25,730,000 in fiscal 2000. The increase is the result of increased infrastructure to support our increased revenue volume and a $12,922,000 charge to write-off amounts due from BrandDirect Marketing, Inc. due to a deterioration in BrandDirect's financial condition. Excluding the BrandDirect write-off, expense levels as a percentage of net revenues were 20.2% and 19.7% in fiscal 2001 and fiscal 2000, respectively.

Restructuring Charge – This reflects a one-time charge for the closing of certain facilities dedicated to providing services to insurance clients and other costs. See note 8 of the notes to the consolidated financial statements for additional information on our restructuring charge.

Equity in Losses of Joint Venture – For fiscal 2001, the equity in losses of joint venture reflects our portion of the losses incurred by our start-up Internet joint venture, 365biz.com, and the write-off of our investment in the joint venture. For fiscal 2000, the equity in losses of joint venture reflects our portion of the losses of the joint venture under the equity method of accounting.

Interest Expense – Interest expense increased $1,891,000 or 161.4% from $1,172,000 in fiscal 2000 to $3,063,000 in fiscal 2001. The increase was primarily attributable to increased interest costs associated with capital leases. During 2001 we entered into $25,244,000 in new capital leases.

Income Tax (Expense) Benefit – Due to the magnitude of our losses in 2001 and a number of other factors, it was concluded that the available objective evidence created sufficient uncertainty regarding the realizability of our deferred tax assets and a full valuation allowance was recorded during the third quarter of fiscal 2001. As a result, comparisons between tax expense in 2001 and 2000 are not meaningful. Our effective tax rate in 2000 was 37.5%. See further discussion regarding our deferred tax asset valuation allowance in note 17 of the notes to our consolidated financial statements.

[LIQUIDITY AND CAPITAL RESOURCES]

Historically, our primary sources of liquidity have been cash flow from operations, borrowings under our credit and lease facilities and proceeds from sales of securities in the capital markets. On September 4, 2002, we entered into a three-year, $25,000,000 revolving credit facility (the "Revolver") with Foothill Capital Corporation ("Foothill"), a wholly owned subsidiary of Wells Fargo & Company. We perform services for Wells Fargo & Company, which amounted to less than 1% of consolidated net revenues for fiscal 2002. Proceeds from the Revolver were used to pay down our credit facility with PNC Bank, National Association ("PNC"). The outstanding balance under the Revolver at September 30, 2002 was $3,546,000.

The Revolver is subject to a Borrowing Base calculation (as defined) based on a percentage of eligible accounts receivable (as defined). Foothill has been granted a continuing security interest in substantially all of our assets. The Revolver contains certain restrictive covenants including a minimum EBITDA requirement (as defined) and places limits on the amount of capital expenditures that can be made by us (excluding capital leases). We were in compliance with all covenants except for those requiring audited financial statements and a debt compliance letter within 90 days of our fiscal year ended September 30, 2002. We have received a waiver from Foothill for these covenant violations. Letters of credit can be issued under the Revolver up to a maximum of $1,500,000. Interest under the Revolver is at Foothill's prime rate plus 150 basis points (the "Base Rate Margin") or 6.25% at September 30, 2002. In the event that we achieve certain levels of EBITDA (as defined) during our fiscal years, beginning with the fiscal year ended September 30, 2002, we are eligible for a reduction in the Base Rate Margin. Where EBITDA for the immediately preceding fiscal year exceeds $25,000,000 we have the option to have interest on all or a portion of the advances under the Revolver charged at a rate of interest equal to LIBOR plus 275 basis points. We were not eligible for this option based on our 2002 operating results.

Due to Foothill's ability to suspend advances under the Revolver in the event of a Material Adverse Change (as defined), the $3,546,000 outstanding under the Revolver at September 30, 2002 has been classified as a current liability.

We had a working capital deficit of $1,892,000 at September 30, 2002 and $5,929,000 in borrowing capacity under the Revolver based on our Borrowing Base at September 30, 2002. Based on our projected borrowing capacity under the Revolver during fiscal 2003 and our budgeted operating cash flow, we expect to have sufficient liquidity to fund our working capital deficit and fund our operations for the next year.

Net cash provided by operating activities was $16,065,000 in fiscal 2002 compared to a use of cash of $12,937,000 in fiscal 2001. The improvement in operating cash flow was primarily due to a reduction in growth of our accounts receivable balances in fiscal 2002 when compared to fiscal 2001 of $23,032,000 and reductions in other current assets.

Our net cash used in investing activities was $14,207,000 and $15,793,000 in fiscal 2002 and fiscal 2001, respectively, consisting almost entirely of capital expenditures. Growth of our CRM operations will continue to require significant capital expenditures. We anticipate 2003 capital expenditures of approximately $8,200,000.

We used $6,946,000 for financing activities in fiscal 2002 whereas in fiscal 2001 financing activities provided cash of $29,750,000. The change was primarily due to a decline in proceeds from the issuance of common stock and warrants of $28,606,000, the repayment of a $5,000,000 note to a related party in fiscal 2002, and an increase in our capital lease principal payments of $1,534,000.

[RECENT ACCOUNTING PRONOUNCEMENTS]

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We are required to implement SFAS No. 143 on October 1, 2002. We do not expect this statement to have a material impact on our consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. We are required to implement SFAS No. 144 on October 1, 2002. We do not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates the required classification of gain or loss on extinguishments of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations." This statement also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements. We adopted the provisions of SFAS No. 145 during 2002, which had no impact on our consolidated financial position, or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. We are required to apply the provisions of SFAS No. 146 to exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS No. 146 to have a material impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. This guidance does not apply to certain guarantee contracts, such as those issued by insurance companies or for a lessee's residual value guarantee embedded in a capital lease. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to product warranties or to guarantees accounted for as derivatives.

The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, or the first quarter of our fiscal 2003. We have not yet determined the potential effects of the adoption of FIN 45 on our financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 148"). This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual periods ended after December 15, 2002 and interim periods beginning after December 15, 2002. We have not yet determined the potential effects of the adoption of SFAS No. 148 on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk – We have exposure to changing interest rates and are not currently engaged in hedging activities to mitigate this risk. Interest on the $3,546,000 in variable rate debt outstanding under the Revolver at September 30, 2002 bears interest at Foothill's prime rate plus 150 basis points. At our current borrowing level under the Revolver, a 1% change in the interest rate will have an effect of $35,460 on our interest expense on an annual basis. Our obligations under capital leases represent fixed rate indebtedness with rates ranging from 6.1% to 11.0%. We had $17,351,000 in long-term capital lease obligations outstanding at September 30, 2002. While changes in prevailing interest rates will not impact the amounts of expense we record, we are at risk with respect to future declines in rates.

Foreign currency exchange rate risk – We are exposed to foreign currency fluctuation relating to our Canadian subsidiary, RMH Teleservices International Inc. ("RMH International"). In order to hedge our cash flow economic exposure in Canada, in November 2001 we entered into a collar arrangement with a commercial bank for a series of puts and calls for a fixed amount of Canadian collars (the "Collar"). Under this arrangement we had the option to purchase a fixed amount of Canadian dollars at a fixed rate in two-week intervals covering 52 weeks in the event the exchange rate drops below a set minimum or "floor" rate. Conversely, we were required to sell the same amount of Canadian dollars to the bank if the exchange rate were to increase above a set maximum or "ceiling" rate. As a result of this arrangement, our foreign currency risk for the fixed amount outside the collar was eliminated. We designated the Collar as a cash flow hedge and recorded it at its estimated fair value. Changes in the time value component of the Collar have been excluded from the measurement of hedge effectiveness and are reported directly in earnings. The fair value of the Collar at September 30, 2002 was $18,000 and is recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet. The Collar expired in November 2002, upon which we entered into a series of call options to buy $2,000,000 Canadian dollars every two weeks through May of 2003.

Independent Auditors' Report

THE BOARD OF DIRECTORS
RMH TELESERVICES, INC.:

We have audited the accompanying consolidated balance sheets of RMH Teleservices, Inc. (a Pennsylvania corporation) and Subsidiaries (the "Company") as of September 30, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RMH Teleservices, Inc. and Subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 23, the Company's financial statements have been restated.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
January 20, 2003

RMH Teleservices, Inc. and Subsidiaries
Consolidated Balance Sheets (in thousands, except share amounts)

	September 30, 2002	September 30, 2001 As Restated (See Note 23)
Assets		
Current assets:		
Cash and cash equivalents	$ 1,390	$ 6,346
Restricted cash	1,000	—
Accounts receivable, net of allowance for doubtful accounts of $5,490 and $753, respectively	30,408	35,705
Other receivables	750	1,945
Refundable income taxes	54	2,270
Prepaid expenses and other current assets	2,693	1,520
Total current assets	36,295	47,786
Property and equipment, net	52,898	50,693
Other assets	7,348	4,145
	$ 96,541	$ 102,624
Liabilities and shareholders' equity		
Current liabilities:		
Credit facility	$ 3,546	$ —
Note payable to related party	—	5,000
Current portion of obligation under capital leases	10,393	9,402
Current portion of notes payable	98	92
Accounts payable	7,570	6,815
Accrued expenses and other current liabilities	16,580	11,131
Total current liabilities	38,187	32,440
Long-term liabilities		
Notes payable	272	371
Obligation under capital leases	17,351	23,373
Other long-term liabilities	9,842	5,282
Total long-term liabilities	27,465	29,026
Commitments and contingencies (Note 19)		
Shareholders' equity		
Preferred stock, $1.00 par value; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, no par value; 20,000,000 shares authorized, 13,740,990 and 13,192,520 shares issued and outstanding, respectively	83,878	77,825
Common stock warrants	6,736	6,608
Deferred compensation	(1,231)	(2,140)
Accumulated deficit	(58,546)	(41,055)
Accumulated other comprehensive income (loss)	52	(80)
Total shareholders' equity	30,889	41,158
	$ 96,541	$ 102,624

The accompanying notes are an integral part of these consolidated financial statements.

RMH Teleservices, Inc. and Subsidiaries Consolidated Statements of Operations (in thousands, except share amounts)

	Year ended September 30, 2002	2001 As Restated (See Note 23)	2000 As Restated (See Note 23)
Net revenues	$ 239,192	$ 173,983	$ 130,939
Operating expenses:			
Cost of services	192,242	139,642	99,141
Selling, general and administrative	57,307	48,058	25,730
Restructuring charge	3,733	868	—
Total operating expenses	253,282	188,568	124,871
Operating income (loss)	(14,090)	(14,585)	6,068
Equity in loss of joint venture	—	1,161	650
Other income	90	—	—
Interest income	78	427	107
Interest expense	3,569	3,063	1,172
Income (loss) before income taxes	(17,491)	(18,382)	4,353
Income tax expense (benefit)	—	(752)	1,632
Net income (loss)	$ (17,491)	$ (17,630)	$ 2,721
Basic income (loss) per common share	$ (1.32)	$ (1.89)	$ 0.33
Diluted income (loss) per common share	$ (1.32)	$ (1.89)	$ 0.31
Shares used in computing basic income (loss) per common share	13,218	9,344	8,311
Shares used in computing diluted income (loss) per common share	13,218	9,344	8,902

The accompanying notes are an integral part of these consolidated financial statements.

RMH Teleservices, Inc. and Subsidiaries Consolidated Statements of Shareholders' Equity (in thousands, except share amounts)

	Preferred Stock		Common Stock	
	Shares	Amount	Shares	Amount
Balance, September 30, 1999 (As Previously Reported)	—	$—	8,361,846	$ 49,288
Prior period adjustment, see Note 23	—	—	—	—
Balance, September 30, 1999 (As Restated)	—	—	8,361,846	49,288
Comprehensive income:				
Net income (As Restated, see Note 23)	—	—	—	—
Foreign currency translation adjustment (As Restated, see Note 23)	—	—	—	—
Total comprehensive income (As Restated, see Note 23)	—	—	—	—
Exercise of common stock options	—	—	75,865	261
Tax benefit from exercise of common stock options	—	—	—	223
Amortization of deferred compensation	—	—	—	—
Balance, September 30, 2000 (As Restated, see Note 23)	—	—	8,437,711	49,772
Comprehensive income:				
Net loss (As Restated, see Note 23)	—	—	—	—
Foreign currency translation adjustment (As Restated, see Note 23)	—	—	—	—
Total comprehensive income (As Restated, see Note 23)	—	—	—	—
Exercise of common stock options	—	—	89,645	302
Tax benefit from exercise of common stock options (As Restated, see Note 23)	—	—	—	(223)
Issuance of restricted stock to employees (As Restated, see Note 23)	—	—	420,000	2,699
Amortization of deferred compensation (As Restated, see Note 23)	—	—	—	—
Capital contribution	—	—	—	71
Issuance of common stock and warrants, net (As Restated, see Note 23)	—	—	4,245,164	25,204
Balance, September 30, 2001 (As Restated, see Note 23)	—	—	13,192,520	77,825
Comprehensive loss:				
Net loss	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Total comprehensive loss	—	—	—	—
Issuance of common stock and warrants, net	—	—	217,804	2,878
Exercise of common stock warrants	—	—	121,349	2,323
Exercise of common stock options	—	—	212,650	815
Stock compensation charge	—	—	—	132
Capital contribution	—	—	—	12
Issuance of restricted stock to employees	—	—	50,000	234
Forfeiture of restricted stock	—	—	(53,333)	(341)
Amortization of deferred compensation	—	—	—	—
Balance, September 30, 2002	—	$—	13,740,990	$ 83,878

The accompanying notes are an integral part of these consolidated financial statements.

Common Stock Warrants	Deferred Compensation	Accumulated Deficit	Other Comprehensive Income(loss)	Total Shareholders' Equity
$ —	$ (158)	$ (25,342)	$ —	$ 23,788
—	—	(804)	1	(803)
—	(158)	(26,146)	1	22,985
—	—	2,721	—	2,721
—	—	—	(197)	(197)
—	—	2,721	(197)	2,524
—	—	—	—	261
—	—	—	—	223
—	40	—	—	40
—	(118)	(23,425)	(196)	26,033
—	—	(17,630)	—	(17,630)
—	—	—	116	116
—	—	(17,630)	116	(17,514)
—	—	—	—	302
—	—	—	—	(223)
—	(2,699)	—	—	—
—	677	—	—	677
—	—	—	—	71
6,608	—	—	—	31,812
6,608	(2,140)	(41,055)	(80)	41,158
—	—	(17,491)	—	(17,491)
—	—	—	132	132
—	—	(17,491)	132	(17,359)
995	—	—	—	3,873
(867)	—	—	—	1,456
—	—	—	—	815
—	(15)	—	—	117
—	—	—	—	12
—	(234)	—	—	—
—	341	—	—	—
—	817	—	—	817
$ 6,736	$ (1,231)	$ (58,546)	$ 52	$ 30,889

RMH Teleservices, Inc. and Subsidiaries
Consolidated Statements of Cash Flow (in thousands)

	Year ended September 30, 2002	2001 As Restated (See Note 23)	2000 As Restated (See Note 23)
Operating activities:			
Net income (loss)	$(17,491)	$ (17,630)	$ 2,721
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-			
Restructuring charge	3,733	868	—
Asset impairments	3,039	—	—
Discount on common stock issuance	2,123	—	—
Loss on disposal of fixed assets	987	61	—
Amortization of deferred compensation	817	677	40
Amortization of sales incentives	3,242	1,349	1,202
Other stock-based compensation charge	117	—	—
Depreciation and amortization	14,733	9,796	5,414
Provision for bad debts	7,942	13,627	83
Equity in losses of joint venture	—	1,161	650
Deferred income taxes	—	39	(373)
Changes in operating assets and liabilities-			
Restricted cash	(1,000)	—	—
Accounts receivable	(2,645)	(25,677)	4,379
Prepaid expenses and other current assets	(1,205)	880	249
Other receivables	272	(765)	(1,180)
Refundable income taxes	2,216	(2,270)	—
Other assets	(7,878)	(3,739)	(300)
Accounts payable	755	3,342	1,147
Income taxes payable	—	(934)	320
Accrued expense	5,208	2,303	722
Other liabilities	1,100	3,975	439
Net cash provided by (used in) operating activities	16,065	(12,937)	15,513
Investing activities:			
Capital expenditures	(13,589)	(14,916)	(3,637)
Proceeds from sale of assets	65	—	—
Investment in joint venture	—	(877)	(556)
Issuance of employee notes	(695)	—	—
Repayment of employee notes	12	—	—
Net cash used in investing activities	(14,207)	(15,793)	(4,193)
Financing activities:			
Proceeds from (repayment of) line of credit	3,546	—	(3,700)
Proceeds from (repayment of) related-party note payable	(5,000)	5,000	—
Proceeds from notes payable	—	463	—
Repayments of note payable	(93)	—	—
Capital lease payments	(9,432)	(7,898)	(3,170)
Proceeds from issuance of common stock and warrants	3,206	31,812	—
Exercise of common stock options	815	302	261
Capital contributions	12	71	—
Net cash provided by (used in) financing activities	(6,946)	29,750	(6,609)
Effect of exchange rate changes	132	116	(197)
Net increase (decrease) in cash and cash equivalents	(4,956)	1,136	4,514
Cash and cash equivalents, beginning of year	6,346	5,210	696
Cash and cash equivalents, end of year	$ 1,390	$ 6,346	$ 5,210

The accompanying notes are an integral part of these consolidated financial statements.

September 30, 2002 and 2001 (Dollars in thousands, except share and per-share data unless otherwise indicated)

[1. BACKGROUND]

RMH Teleservices, Inc. and Subsidiaries (the "Company") is a provider of outsourced customer relationship management ("CRM") services. Founded in 1983, the Company is headquartered in Newtown Square, Pennsylvania, and operated over 7,900 workstations within a network of 17 customer interaction centers in the United States and Canada and 144 workstations which are managed by a third party in India as of September 30, 2002.

[2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES]

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Teleservices Management Company, Teleservices Technology Company, RMH Interactive Technologies, LLC, RMH Teleservices International Inc. (RMH International) and RMH International's subsidiaries, 515963 N.B. Inc. and 516131 N.B. Inc. All intercompany transactions have been eliminated.

Use of estimates and assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at September 30, 2002 and 2001, consisted of approximately $4 and $606, respectively, invested in domestic money market accounts and certificates of deposit.

The Company maintains cash accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of such limits. Management believes that it is not exposed to any significant credit risks on its cash accounts.

At September 30, 2002, $1,000 of the Company's cash was classified as restricted because it was securing an outstanding letter of credit (see Note 10).

Property and equipment

Property and equipment are recorded at cost. Repairs and maintenance are charged to expense as incurred, while additions and betterments are capitalized. Gains or losses on the disposition of property and equipment are charged to operations. Depreciation and amortization are provided over the estimated useful lives of the applicable assets using the straight-line method. The lives used are as follows:

Communications equipment	5 years
Computer equipment	5 years
Computer software	2 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of lease term or useful life

On October 1, 2001, the Company changed its useful life for new software purchases from three years to two years.

A three-year useful life continued to be used for software acquired in prior years. Under the provisions of American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes the costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized funding for the project, which it deems probable to be completed and used to perform the function intended. Capitalized costs include only (i) external direct costs of materials and services consumed in developing or obtaining internal-use software, (ii) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (iii) interest costs incurred, when material, while developing internal-use software. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Fair value of financial instruments

Management believes that the carrying amounts of the Company's financial instruments, including cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximate fair value due to the short-term nature of those instruments. The carrying amount of the Company's credit facility (see Note 10) approximates fair value since it is variable rate debt.

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets, including property and equipment, internal use software and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset from the expected future pre-tax cash flow (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between the estimated fair value and carrying value of the asset. The measurement of impairment requires management to makes estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

Revenue recognition

The Company recognizes revenues from its CRM services under hourly and performance-based models:

Hourly – Revenue is recognized based on the billable hours of each CRM representative as defined in the client contract. The rate per billable hour charged is based on a predetermined contractual rate, as agreed in the underlying contract. The contractual rate can fluctuate based on certain pre-determined objective performance criteria related to quality and performance. The impact of the performance criteria on the rate per billable hour is continually updated as revenue is recognized. Some clients are contractually entitled to penalties when the Company is out of compliance with certain obligations as defined in the client contract. Penalties are recorded as a reduction to revenues as expected or incurred based on a measurement of the Company's obligation under the terms of the client contract.

Performance based – Under performance-based arrangements, the Company is paid by its customers based on its achieving certain levels of sales or other client determined criteria specified in the client contract. The Company recognizes performance based revenue by measuring its actual performance against the performance criteria specified in the contracts.

The terms of the Company's contracts with its clients typically range from a few months to five years and are generally cancelable by either party upon 60 days prior written notice. Certain of the contracts have penalties for early cancellation by the Company's clients. One of the Company's customer contracts contains a termination clause under which the Company would be required to pay a penalty for terminating the contract, without cause, prior to its July 31, 2007 termination date. It is not possible to estimate the amount of the payment which might be required should the Company terminate the contract. The Company's other contracts do not include similar termination penalties.

The Company assesses the likelihood of collection based on a number of factors including the client's collection history and credit-worthiness. If the collection of a fee is not reasonably assured, the fee is deferred and recognized at the time collection becomes reasonably assured. Estimates are made of potential future charges against current period revenue. Management analyzes historical sales dilution when evaluating the adequacy of the reserve for sales allowances, which is a component of our allowance for doubtful accounts. Similarly, management must make estimates of the collectibility of accounts receivable. Management specifically analyzes accounts receivable and analyzes historical bad debt, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

Amounts collected from customers prior to the performance of services are recorded as deferred revenues. Deferred revenue totaled $7,062 and $3,584 at September 30, 2002 and 2001, respectively, and is included in accrued expenses and other long-term liabilities in the accompanying consolidated balance sheets.

In prior years, certain clients have paid discretionary bonuses that were recognized when the client made the determination to make the payment and communicated the bonus to the Company. Performance-based discretionary bonuses of $4,355 and $3,155 were recognized in 2001 and 2000, respectively.

The Emerging Issues Task Force ("EITF") reached a consensus on accounting for certain sales incentives ("EITF 00-14"). EITF 00-14 requires that when recognized, the reduction in or refund of the selling price of a product or service resulting from certain sales incentives should be classified as a reduction in revenues. The Company adopted EITF 00-14, as codified by EITF No. 01-09 on October 1, 2001. Amortization of capitalized costs for 2001 and 2000 have been reclassified to conform to the current presentation as required. Revenues in 2002, 2001 and 2000 are net of $3,242, $1,349 and $1,202, respectively, of amortization of cash incentives. See further discussion of sales incentives in Note 6.

In connection with the provision of inbound and outbound CRM services to its customers, the Company incurs costs to train its CRM representatives. Training programs relate to both program start-up training in connection with new CRM programs ("Startup Training") and attrition-related training for existing CRM programs ("Attrition Training"). We may bill some of our customers for the costs incurred under these training programs based on the terms in the contract. The training revenue is integral to CRM revenues being generated over the course of a contract and cannot be separated as a discrete earning process under SEC Staff Accounting Bulletin No. 101 ("SAB 101"). As a result, all training revenues are deferred. Startup Training revenues are amortized over the greater of the term of the contract or one year. Attrition Training revenues are amortized over the average employment of a telephone service representative. Direct costs associated with providing Startup Training and Attrition Training, which consist exclusively of salary and benefit costs, are also deferred and amortized over a time period consistent with the deferred training revenues. The following table summarizes deferred training revenues and costs in 2002:

Training revenue deferred in 2002	$4,786
Training costs deferred in 2002	$3,569
Deferred training revenue liability at September 30, 2002	$3,848
Deferred training cost asset at September 30, 2002	$2,845

The deferred training asset and liability are included in other long-term assets and other long-term liabilities, respectively, in the accompanying consolidated balance sheets. The Company did not engage in significant training activities prior to 2002.

Government incentives
The Company receives incentive payments from certain state, provincial and local governments in the United States and Canada to offset payroll and start-up costs associated with opening new customer interaction centers and creating employment at existing customer interaction centers. These incentive payments are required to be refunded to the grantor in the event that the Company does not meet certain performance criteria as defined in the incentive agreement, such as, opening a new customer interaction center, creating new jobs, or maintaining certain levels of employment over a period of time.

Incentive payments are recognized as a reduction to payroll and start-up costs when the performance criteria are satisfied. When an incentive payment is subject to refund based on a future event that is not controlled solely by the Company, the incentive payment is deferred. In the event that performance criteria have been satisfied prior to the receipt of the incentive payment, operating expenses are reduced and a receivable from the government is recorded. If the incentive payment is received prior to the satisfaction of the performance criteria, the incentive payment is deferred and recorded as a liability.

Income taxes
Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are not expected to be realized.

Stock based compensation

As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation," the Company measures compensation costs in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no accounting recognition is given to stock options issued to employees that are granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. Stock options issued to non-employees are recorded at fair value at the date of grant. Fair value is determined using the Black-Scholes method and the expense is amortized over the vesting period.

Income (loss) per common share

Basic income (loss) per share is computed by dividing income (loss) available to common shareholders (the numerator) by the weighted average number of common shares outstanding (the denominator) for the period. Diluted income per share assumes that outstanding common shares are increased by shares issuable upon the exercise of stock options and warrants for which the market price exceeds the exercise price, less shares which the Company could have purchased with the related proceeds. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive.

Foreign currency translation

Pursuant to SFAS No. 52, "Foreign Currency Translation," the assets and liabilities of the Company's foreign operations are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are included in accumulated other comprehensive income (loss) within shareholders' equity. The functional currency of RMH International and its subsidiaries is the Canadian dollar. For the years ended September 30, 2002 and 2001, the Company recognized foreign currency translation gains of $132 and $116, respectively. Net foreign currency transaction losses in 2002, 2001 and 2000 were $243, $213 and $72, respectively, and are included in general and administrative expense in the accompanying consolidated statements of operations.

Derivative instruments

All derivatives are recorded at fair value on the balance sheet. Effective changes in fair value of derivatives designated as cash flow hedges are recorded in net unrealized gain (loss) on derivatives, a separate component of accumulated other comprehensive income (loss). Amounts are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings and any ineffective changes in fair value are recorded currently in earnings. Changes in fair value of derivatives designated as fair value hedges are recorded currently in earnings offset to the extent the derivative was effective by changes in fair value of the hedged item. Changes in fair values of derivatives not designated as hedging instruments are recorded currently in earnings. At September 30, 2002, the Company had only one derivative instrument, which was designated as a cash flow hedge (see Note 16) in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and foreign currency translation gains and losses. Accumulated comprehensive income (loss) at September 30, 2002 and 2001 was composed entirely of foreign currency translation gains and losses. Comprehensive income (loss) was ($17,359), ($17,514) and $2,524 in 2002, 2001, and 2000, respectively.

Supplemental cash flow information

Cash paid for interest, income taxes and capital lease obligations incurred were as follows:

	2002	2001	2000
Interest	$ 3,549	$ 2,403	$ 1,127
Income taxes	—	1,178	1,685

In 2002, the Company received a net tax refund of $2,187. The Company also made certain non-cash incentives in the form of credits during 2002, 2001, and 2000 as further discussed in Note 6. The Company entered into capital lease obligations of $4,401, $25,244 and $8,231 in 2002, 2001and 2000, respectively.

Reclassifications

Certain reclassifications have been made to the prior-year financial statements to conform to the current-year presentation.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to implement SFAS No. 143 on October 1, 2002. Management does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Company is required to implement SFAS No. 144 on October 1, 2002. Management does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations." This statement also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements. The Company adopted the provisions of SFAS No. 145 during 2002 which had no impact on its consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan. The Company is required to apply the provisions of SFAS No. 146 to exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other" ("FIN 45"). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability forthe fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. This guidance does not apply to certain guarantee contracts, such as those issued by insurance companies or for a lessee's residual value guarantee embedded in a capital lease. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to product warranties or to guarantees accounted for as derivatives.

The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, or the first quarter of our fiscal 2003. The Company has not yet determined the potential effects of the adoption of FIN 45 on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 148"). This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual periods ending after December 15, 2002 and interim periods beginning after December 15, 2002. The Company has not yet determined the potential effects of the adoption of SFAS No. 148 on its financial statements.

[3. OPERATIONS AND FINANCING]

The Company incurred significant losses in fiscal 2002 and 2001 primarily as a result of bad debt expenses, restructuring charges to close inefficient sites and under utilization of its capacity. Management of the Company has developed a business plan to achieve profitability during fiscal year 2003. The business plan includes increasing capacity utilization rates, migrating revenues from more volatile outbound telemarketing to inbound CRM services and lowering its cost of services. The Company's ability to meet its financial obligations and make planned capital expenditures will depend on its future operating performance, which will be subject to financial, economic and other factors affecting the business and operations of the Company, including factors beyond its control. Management believes that available cash and cash equivalents, together with expected cash flows from operations and availability under its credit facility will be sufficient to fund its future operations and other cash requirements through at least 2003. However, there can be no assurance that the business plan will be achieved, the Company will achieve profitability during 2003 or that additional financing will not be required in the future.

[4. MAJOR CLIENTS & CONCENTRATION OF CREDIT RISK]

The Company is dependent on several large clients for a significant portion of net revenues. The loss of one or more of these clients, or an inability to collect amounts owed by such clients, could have a material adverse effect on the financial position and results of operations of the Company. Further, a significant portion of the Company's revenues is derived from the telecommunications industry, including local, long-distance and wireless telecommunications companies. While the Company believes the demand for CRM services within the telecommunications industry will continue to increase, the telecommunications industry is currently facing tremendous competitive pressures that have resulted in the deterioration in the financial position and results of operations of certain companies within this sector. For 2002, 2001 and 2000, 47.5%, 39.0% and 35.6%, respectively, of the Company's revenues were derived from the telecommunications industry.

The following table summarizes the percent of net revenues and accounts receivable from each client that represented at least 10 percent of net revenues during 2002, 2001 and 2000:

	Percentage of net revenues			Accounts receivable at September 30	
	2002	2001	2000	2002	2001
MCI	25.8%	19.2%	20.1%	13,152	4,604
Client A	10.9%	11.6%	22.0%	4,314	3,258
Client B	*	*	12.4%	*	*
Client C	*	*	13.8%	*	*
Client D	*	*	10.3%	*	*
Client E	11.3%	10.3%	*	1,947	4,588
Client F	11.6%	*	*	2,464	*

* Less than 10% of revenues at each fiscal year-end.

The Company provides inbound and outbound CRM services to MCI WORLDCOM Communications, Inc. ("MCI"), a division of WorldCom, Inc. ("WorldCom"), under several agreements that expire through November 2006. MCI accounted for 25.8%, 19.2% and 20.1% of the Company's revenues for 2002, 2001 and 2000, respectively. On July 21, 2002, WorldCom announced that it had filed for voluntary relief under Chapter 11 of the United States Bankruptcy Code. While the Company has continued to provide services to MCI, these events create uncertainty about the Company's future business relationship with MCI, which, if not resolved in a manner favorable to the Company, could have an adverse impact on the Company's future operating results.

The Company recorded a $7,669 charge for MCI related assets during the third quarter of 2002, of which $5,553 is included in selling, general and administrative expense and $2,116 is a reduction in revenues, in the accompanying consolidated statement of operations. Included in the $5,553 charge was a full reserve on a $1,011 loan to a client that derives all of its revenues from MCI, as further discussed in Note 21. Management believes that it has adequately reserved for all exposure created as a result of the WorldCom bankruptcy, however, there can be no assurance that additional charges will not be required in the future. At September 30, 2002, the Company had $13,152 in accounts receivable from MCI, of which $7,996 were for services provided prior to the date of the WorldCom bankruptcy filing and $5,156 were for services provided subsequent to the bankruptcy filing.

Six of the Company's customer interaction centers provide all or a significant portion of their services to MCI. While management does not presently believe the property and equipment at these customer interaction centers is impaired, a significant decline in the level of services being provided to MCI as a result of the WorldCom bankruptcy filing could result in the Company incurring substantial operating costs with no related revenues and a significant charge associated with property and equipment impairment. The carrying value of property and equipment at the six customer interaction centers at September 30, 2002 was $12,207. Future operating lease commitments for the six customer interaction centers was $20,934 at September 30, 2002.

Following an evaluation of amounts due from BrandDirect Marketing, Inc. ("BrandDirect"), $12,922 of bad debt expense was recorded during the three months ended June 30, 2001 to write off amounts due from BrandDirect and service levels were reduced such that services were being provided on a cash basis. BrandDirect represented .3%, 5.3% and 13.8% of the Company's net revenues in 2002, 2001 and 2000, respectively.

On May 9, 2002, Provell, Inc. ("Provell") filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. A charge of $2,762 was recorded in the second quarter of 2002 to write off amounts due from Provell. Provell represented 1.8% and 6.6% of the Company's net revenues in 2002 and 2001, respectively.

Advanta Partners, LP (Advanta Partners), an entity that was a shareholder of the Company and had representation on the Board of Directors, is also a shareholder and has board representation on Client C. In April 2000, Advanta Partners sold the investment in the Company and no longer has representation on the Company's Board of Directors.

[5. PROPERTY AND EQUIPMENT]

Following are the components of property and equipment at September 30, 2002 and 2001:

	September 30, 2002	September 30, 2001
Property and equipment		
Communications and computer equipment	$ 49,751	$ 47,255
Computer software	6,524	4,995
Furniture and fixtures	9,720	8,606
Leasehold improvements	16,831	11,516
	82,826	72,372
Accumulated depreciation	(29,928)	(21,679)
Property and equipment, net	$ 52,898	$ 50,693

The Company recorded losses of $987 and $61 on the disposal and abandonment of property and equipment during 2002 and 2001, respectively, which are included in general and administrative expense in the accompanying consolidated statement of operations.

[6. SALES INCENTIVES]

Up-front cash payments and non-cash concessions in the form of credits were made to MCI (the "MCI Intangibles") to secure the execution of contracts. These amounts are refundable to the Company on a pro-rata basis based on the remaining term of the contract. Due to the WorldCom bankruptcy filing, a portion of the MCI Intangibles was no longer recoverable and a $2,116 charge was recorded in the third quarter of 2002 and is included as a reduction of revenues in the accompanying statements of operations. At September 30, 2002 and 2001, the net carrying value of the MCI intangibles was $1,824 and $2,821, respectively (net of accumulated amortization of $2,776 and $1,779, respectively), and is included in other assets. The MCI Intangibles are being amortized over the remaining life of the related contracts.

In addition, the Company was obligated to acquire a $1,300 voice response unit application to be used in providing certain services to MCI. At September 30, 2001, the cost of this application was included in property and equipment and was being depreciated over the term of the original contract. In the third quarter of 2002, a $745 charge was recorded to write off the remaining carrying value of the voice response unit application since its carrying value was not recoverable due to the WorldCom bankruptcy filing.

[7. VALUATION ACCOUNTS]

	Year ended September 30, 2002	2001	2000
Allowance for doubtful accounts			
Balance at beginning of year	$ 753	$ 97	$ 228
Additions charged to expense	7,942	13,627	83
Accounts written off against allowance	(3,205)	(12,971)	(214)
Balance at end of year	$ 5,490	$ 753	$ 97

[8. CORPORATE RESTRUCTURING]

During the quarter ended June 30, 2002, the Company recorded a $4,607 restructuring charge in connection with a plan designed to reduce its cost structure by closing six sites, resulting in the abandonment of fixed assets and a reduction in workforce. No severance was paid to employees in connection with this restructuring. In the fourth quarter of 2002, the restructuring charge was adjusted by $572 since alternative uses were found for certain assets that were previously written-off. The restructuring plan was completed in 2002. The restructuring costs include site closure costs, which are the estimated costs for closing the customer interaction centers, including obligations under signed real estate lease agreements and the write-off of leasehold improvements and certain fixed asset balances. An $868 restructuring charge was recorded in the quarter ended December 31, 2000 related to call center closures. In the quarter ended December 31, 2001, the termination of a customer interaction center lease was settled for $302 less than the balance of the lease payments that had been accrued in the quarter ended December 31, 2000, resulting in the reversal of the remaining accrual.

Restructuring activity is summarized as follows:

	Accrual at September 30, 2001	Restructuring Charge	Non-Cash Items Expensed Immediately	Cash Payments	Accrual at September 30, 2002
June 2002 site closures	$ —	$ 4,035	$(2,269)	$ (353)	$ 1,413
December 2000 site closures	593	(302)	—	(291)	—
	$ 593	$ 3,733	$(2,269)	$ (644)	$ 1,413

At September 30, 2002, the remaining accrual of $1,413 related primarily to obligations under signed real estate lease agreements.

In 2002, the Company also incurred severance costs of $1,114 in connection with a workforce reduction and other employee terminations at its corporate offices that is included in general and administrative expenses in the accompanying consolidated statement of operations. At September 30, 2002, $640 is included in accrued expenses in the accompanying consolidated balance sheet for future severance payments. Severance was awarded to 32 employees during 2002 and had been fully paid to all but three employees as of September 30, 2002.

[9. ACCRUED EXPENSES AND OTHER LIABILITIES]

The Company's accrued expenses and other current liabilities were composed of the following:

	September 30, 2002	2001
Payroll and related benefits	$ 8,156	$ 4,240
Telecommunications expense	498	921
Deferred revenue	2,839	—
Other	5,087	5,970
	$ 16,580	$ 11,131

The Company's other long-term liabilities were composed of the following:

	September 30, 2002	2001
Deferred rent payments	$ 1,540	$ 561
Deferred revenue, training	3,848	—
Deferred revenue, other	4,223	3,584
Other	231	1,137
	$ 9,842	$ 5,282

[10. CREDIT FACILITY]

On September 4, 2002, the Company entered into a three-year, $25,000 revolving credit facility (the "Revolver") with Foothill Capital Corporation ("Foothill"), a wholly-owned subsidiary of Wells Fargo & Company. The Company performs services for Wells Fargo & Company which amounted to less than 1% of consolidated net revenues for the year ended September 30, 2002. Proceeds from the Revolver were used to pay down the Company's credit facility (the "Credit Facility") with PNC Bank, National Association ("PNC").

The Revolver is subject to a Borrowing Base (as defined) calculation based on a percentage of eligible accounts receivable (as defined). Foothill has been granted a continuing security interest in substantially all of the Company's assets. The Revolver contains certain restrictive covenants including a minimum EBITDA requirement (as defined) and places limits on the amount of capital expenditures that can be made by the Company (excluding capital leases). The Company was in compliance with all covenants except for those requiring audited financial statements and a debt compliance letter within 90 days of its fiscal year ended September 30, 2002. The Company has received a waiver letter from Foothill for these covenant violations. Letters of credit can be issued under the Revolver up to a maximum of $1.5 million.

Interest under the Revolver is at Foothill's prime rate plus 150 basis points (the "Base Rate Margin") or 6.25% at September 30, 2002. In the event that the Company achieves certain levels of EBITDA (as defined) during its fiscal years, beginning with the fiscal year ended September 30, 2002, the Company is eligible for a reduction in the Base Rate Margin. Where EBITDA for the immediately preceding fiscal year exceeds $25,000, the Company has the option to have interest on all or a portion of the advances under the Revolver charged at a rate of interest equal to LIBOR plus 275 basis points (the "LIBOR Option"). The Company was not eligible for this option based on its 2002 operating results. The Company had $5,929 in borrowing capacity under the Revolver based on the Borrowing Base at September 30, 2002.

Due to Foothill's ability to suspend advances under the Revolver in the event of a Material Adverse Change (as defined), the $3,546 outstanding under the Revolver at September 30, 2002 has been classified as a current liability.

The Credit Facility, as amended, expired on September 30, 2002. While there were no outstanding borrowings under the Credit Facility at September 30, 2002, $1,500 Canadian dollars (approximately $950 U.S. dollars) was outstanding under a letter of credit used as a guarantee for rental payments as required under the terms of a customer interaction center lease (see Note 19). The letter of credit was not recorded as a liability on the Company's balance sheet at September 30, 2002 since no amounts had been drawn against it. The letter of credit expired on October 27, 2002 and was replaced with a $1,500 Canadian dollar letter of credit under the Revolver that expires on October 27, 2003 (see Note 19 - the amount of this letter of credit declined to $1,286 effective October 31, 2002). On September 4, 2002, the Company provided $1,000 to PNC as collateral against the outstanding letter of credit. The $1,000 is reflected as restricted cash on the accompanying balance sheet and was returned to the Company on October 23, 2002. During the 2002 and 2001, the maximum amount outstanding under the Credit Facility was $16,229 and $18,763, respectively, at a weighted-average interest rate of 5.4% and 6.9%, respectively.

The Company incurred $3,569, $3,063 and $1,172 in interest expense in 2002, 2001 and 2000, respectively.

[11. NOTES PAYABLE]

On July 19, 2001, the Company issued a $5,000 note to an affiliate of a shareholder/member of the Board of Directors. The note bore interest at 8.5% and matured on October 4, 2001 at which point the principal balance and accrued interest were paid.

On December 21, 2000, RMH International issued a $800 Canadian dollar note (approximately $507 U.S. dollars). The funds were used to construct a customer interaction center. The note bears interest at 6 percent and is payable monthly. Interest expense on this note was $25 and $15 in 2002 and 2001, respectively. The note matures in March 2006. The Company has guaranteed the outstanding payments on the note. At September 30, 2002 the outstanding balance was $370, and future principal payments were as follows: $98 in 2003, $104 in 2004, $110 in 2005, and $58 in 2006.

[12. SHAREHOLDERS' EQUITY]

Stock option plan

The Company established the 1996 Stock Incentive Plan (the "Plan"), which, as amended, reserves 1,950,000 shares of common stock for issuance in connection with a variety of awards including stock options, stock appreciation rights, and restricted and unrestricted stock grants. The Plan is administered by a committee, which is composed of two or more non-employee directors as designated by the Board of Directors. The committee determines the price and other terms upon which awards are made. The exercise price of incentive stock options may not be less than the fair market value of common stock on the date of grant and the options have a ten-year term. As of September 30, 2002, 365,254 options were available for future grants. Information relative to the Plan is as follows:

	Options	Exercise price (per share)	Weighted-average exercise price (per share)	Aggregate proceeds
Balance as of September 30, 1999	928,400	$1.41–$12.50	$3.09	$2,862
Granted	155,500	2.00–18.63	7.08	1,101
Exercised	(75,865)	1.45–12.50	3.43	(261)
Terminated	(94,800)	2.00–12.50	3.12	(296)
Balance as of September 30, 2000	913,235	1.41–18.63	3.75	3,406
Granted	436,000	4.19–16.40	5.19	2,263
Exercised	(89,645)	2.00–12.50	3.36	(302)
Terminated	(126,480)	2.00–18.63	3.56	(450)
Balance as of September 30, 2001	1,133,110	1.41–18.63	4.34	4,917
Granted	441,000	4.68–17.79	6.72	2,964
Exercised	(212,650)	2.00–7.00	3.83	(815)
Terminated	(154,874)	2.94–18.63	8.93	(1,383)
Balance as of September 30, 2002	1,206,586	$1.41–$18.63	4.71	5,683
Options exercisable as of September 30, 2002	690,428		$4.13	
Options exercisable as of September 30, 2001	441,284		$3.53	
Options exercisable as of September 30, 2000	313,263		$3.21	

The weighted-average remaining contractual term of all options outstanding at September 30, 2002, is 8.0 years. The following table summarizes information relating to the Plan at September 30, 2002, based upon each exercise price:

Range of exercise prices (per share)	Options outstanding at September 30, 2002	Weighted-average remaining contractual life (years)	Weighted-average exercise price (per share)	Options exercisable at September 30, 2002	Weighted-average remaining contractual life (years)	Weighted-average exercise price (per share)
$1.41–$2.00	212,750	6.3	$1.93	211,188	6.3	$1.93
$2.94–$3.69	142,325	5.7	$ 3.53	161,656	5.6	$3.59
$3.94–$5.75	684,501	9.0	$ 4.52	230,736	8.0	$4.35
$6.03–$7.02	73,850	7.8	$ 6.62	37,092	7.8	$6.63
$8.39–$12.50	40,660	9.0	$10.34	31,840	9.1	$10.89
$13.78–$18.63	52,500	8.9	$14.72	17,917	8.9	$14.81

Had the Company recognized compensation cost for the stock option plan consistent with the provisions of SFAS No. 123, the Company's net income (loss) and basic and diluted net income (loss) per common share for the years ended September 30, 2002, 2001 and 2000 would have been as follows:

	Year ended September 30,		
	2002	2001	2000
Net income (loss):			
As reported	$ (17,491)	$ (17,630)	$ 2,721
Pro forma	$ (18,973)	$ (18,706)	$ 1,967
Basic net income (loss) per common share			
As reported	$ (1.32)	$ (1.89)	$ .33
Pro forma	$ (1.44)	$ (2.00)	$ .24
Diluted net income (loss) per common share			
As reported	$ (1.32)	$ (1.89)	$ .31
Pro forma	$ (1.44)	$ (2.00)	$ .22

The weighted-average fair value of the stock options granted during the years ended September 30, 2002, 2001 and 2000 was $5.15, $8.52, and $5.76, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk free interest rate	4.0%	5.3%	6.2%
Volatility	99.8%	101.5%	85.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life	7.0 years	7.0 years	7.0 years

All grants made during 2002, 2001 and 2000 were to employees and directors. During 2002, in connection with the termination of certain employees, certain stock option and restricted stock awards were modified. The intrinsic value of these options was measured at the modification date and a charge to earnings of $117 was recorded for the excess of the intrinsic value at the modification date over the intrinsic value at the original grant date.

Common stock and warrants

On September 28, 2001, the Company sold 2,426,982 shares of common stock at the then-current market price of $9.64 per share with warrants to purchase an additional 808,991 shares of common stock to a group of unrelated investors, generating net proceeds of $21,936. Additional warrants to purchase 121,349 shares of common stock were also issued to an unrelated third party to cover a portion of the transaction costs. The warrants have an exercise price of $12.00 per share and expire in 2006. The fair value of the 930,340 warrants issued was calculated as $6,647 using the Black-Scholes option pricing model based on the following assumptions: weighted-average risk-free interest rate of 4.0%; expected weighted-average life of 5.0 years; dividend yield of zero; and volatility of 101.5%. In April 2002, 121,349 of the warrants were exercised, generating $1,456 in proceeds.

On October 26, 2001, three companies controlled by an existing significant shareholder and family member of one of the Company's directors acquired 217,804 shares of common stock for $9.64 with warrants to purchase an additional 72,601 shares of common stock as approved by a special committee of the board of directors, generating net cash proceeds of $1,750. Additional warrants to purchase 10,890 shares of common stock were also issued to the respective investors to cover a portion of the transaction costs. The warrants have an exercise price of $12.00 per share and expire in 2006. Based on the Company's closing stock price of $14.83 on October 25, 2001, the acquiring shareholders received a total discount of $1,139 on the transaction. The fair value of the 83,491 warrants issued was calculated as $984 using a Black-Scholes option pricing model based on the following assumptions: weighted-average risk-free interest rate of 3.89%; expected weighted-average life of 5.0 years; dividend yield of zero; and volatility of 104.5%. The stock discount and fair value of the warrants issued resulted in a total charge of $2,123 which is reflected in selling, general and administrative expense in the accompanying statements of operations.

On March 30, 2001, the Company sold 1,818,182 shares of common stock at the then-current market price of $5.50 per share in a private placement financing resulting in net proceeds of $9,876. The shares were sold to a shareholder/director of the Company and his related family members.

Restricted stock

Under the Terms of the Company's 2001 Stock Award Plan (the "Restricted Plan"), the Company was permitted to grant up to 420,000 shares of common stock to certain executives based on forfeiture conditions as established by the Administrative Committee of the Board of Directors. In January 2001, the Administrative Committee agreed to grant 420,000 shares of restricted common stock to certain executives under the Restricted Plan. The primary restriction is the executive's continued employment over a three-year period, with the restriction lapsing an aggregate of 140,000 shares per year on each anniversary of the issue date. Upon the satisfaction of certain contingencies, including the filing of a registration statement and shareholder approval, 370,000 shares were measured at $6.40 per share and 50,000 shares were measured at $6.62 resulting in total deferred compensation of $2,699.

Under the terms of the Restricted Plan, the Company is permitted to provide a loan to the grantee of a restricted stock award for the grantee's tax liability under a valid election under Section 83(b) of the Internal Revenue Code. The Company granted $790 in loans in December 2001. The loans are secured by the restricted common stock held by the employees and provide for personal recourse against the assets of each of the employees. Interest on each loan accrues at a variable rate which is adjusted as required to equal the then-current prime rate of interest as published by The Wall Street Journal and is due and payable annually commencing on December 15, 2002. The loans are due November 30, 2010 unless (i) a portion of the shares are sold in which case a pro-rata portion of the proceeds must be used to repay the 83(b) loans; or (ii) the grantee resigns, leaves the employment of the Company, or is terminated in which case the loan is due 12 months after the employment terminates. At September 30, 2002, $598 remained outstanding under these 83(b) loans and is included in other assets in the accompanying balance sheet.

In April 1999, the Company issued 100,000 shares of restricted common stock that it had previously agreed to award to its Chief Executive Officer (CEO). The primary restriction is the officer's continued employment over the five-year period commencing on his original hire date, with the restriction lapsing on 20,000 shares per year on each anniversary of his hire date. The $200 value of the stock was established using the market price on the date of grant with deferred compensation recorded at that time. The deferred compensation is presented as a reduction of shareholders' equity in the accompanying consolidated balance sheet, and is being amortized over the restriction period. In connection with this restricted stock grant, in December 1999 the Company loaned the CEO $85 in connection with a tax liability under a valid election under Section 83(b) of the Internal Revenue Code. Interest on the loan accrues at an annual rate of 7.5% and is due and payable annually, on January 1 of each year, commencing on January 1, 2000. The principal balance of the loan and all accrued and unpaid interest thereon are due and payable in full on the earlier of December 14, 2004, or the date of the CEO's termination. The loan is secured by the underlying shares of restricted stock.

In August 2002, 50,000 shares of restricted common stock were granted to the Company's Chief Operating Officer. The $234 value of the stock was established using the market price on the date of grant with deferred compensation recorded at that time. The primary restriction is the executive's continued employment over a three-year period, with the restriction lapsing one-third per year on each anniversary of the issue date.

Accumulated deficit

In fiscal 1996, the Company completed a leveraged recapitalization transaction. The Company redeemed shares of common stock held by the Company's founders for $19,214 and made a distribution of $4,600 to the founders. In addition, the founders were paid a bonus of $6,000 upon completion of the Company's initial public offering in September 1996. The redemption and distribution payments totaling $23,814 were recorded as a reduction of retained earnings. The leveraged recapitalization transaction, along with the impact of the bonus payment, resulted in an accumulated deficit of $30,772 at September 30, 1996.

Shareholder agreement

In connection with the sale of common stock in March 2001, the Company entered into an amended and restated shareholder agreement. The shareholders, as defined, and the Company agree that the Board of Directors shall consist of (i) two persons designated by the shareholders and reasonably acceptable to the independent directors and the CEO of the Company, (ii) the CEO of the Company, and (iii) at least three other persons who are independent directors. The shareholder agreement further provides that the shareholders (including affiliates) will not consummate any tender offer, exchange offer, merger or other business combination, recapitalization, or similar transaction involving the Company or any of its subsidiaries unless approved by (i) a majority of members of a special committee consisting of all of the Company's independent directors and (ii) a majority of the shares voted by the shareholders or their affiliates or, in the case of a tender offer or exchange offer, the offer has a minimum condition that a majority of the shares not owned by the shareholders or affiliates of the shareholders shall have been validly tendered and not withdrawn and the offer provides that it will be extended for ten business days after the shareholders have publicly announced that such minimum condition has been satisfied.

[13. INCOME (LOSS) PER COMMON SHARE]

The following is a reconciliation of the numerators and denominators of the basic and diluted income (loss) per common share computations (share amounts are in thousands):

	Year ended September 30, 2002		
	Loss (numerator)	Shares (denominator)	Per share amount
Basic loss per common share:			
Net loss	$ (17,491)	13,218	$ (1.32)
Effect of dilutive securities:			
Stock warrants	—	—	
Stock options	—	—	
Restricted stock	—	—	
Diluted loss per common share:			
Net loss and assumed conversions	$ (17,491)	$ 13,218	$ (1.32)

	Year ended September 30, 2001		
	Loss (numerator)	Shares (denominator)	Per share amount
Basic loss per common share:			
Net loss	$ (17,630)	9,344	$ (1.89)
Effect of dilutive securities:			
Stock warrants	—	—	
Stock options	—	—	
Restricted stock	—	—	
Diluted loss per common share:			
Net loss and assumed conversions	$ (17,630)	9,344	$ (1.89)

	Year ended September 30, 2000		
	Loss (numerator)	Shares (denominator)	Per share amount
Basic loss per common share:			
Net income	$ 2,721	8,311	$ 0.33
Effect of dilutive securities:			
Stock options	—	534	
Restricted stock	—	57	
Diluted income per common share:			
Net income and assumed conversions	$ 2,721	8,902	$ 0.31

The following potential common shares outstanding at September 30, 2002, 2001 and 2000 were not included in the computation of diluted loss per share as the effect would have been antidilutive:

	September 30, 2002	September 30, 2001
Common stock options	617,776	606,246
Unvested restricted common shares	214,645	188,773
Common stock warrants	167,144	—
	999,565	795,019

[14. DEFINED CONTRIBUTION PLAN]

The Company has a defined contribution savings plan available to substantially all United States employees under Section 401(k) of the Internal Revenue Code. Employee contributions are generally limited to 15% of compensation. On an annual basis, the Company may match a portion of the participating employee's contribution. The Company's contributions in 2002, 2001 and 2000, were $129, $115 and $86, respectively. Employees are fully vested in their contributions. As amended on January 1, 2001, vesting in the Company's contributions occurs ratably over four years. Prior to 2001, vesting in the Company's contributions occurred ratably over seven years beginning in year three.

The Company also has a defined contribution retirement savings plan, which became effective during fiscal year 2000 and is available to substantially all Canadian employees under the guidelines set by Canada Customs and Revenue Agency. Employee contributions are limited to 18% of the employee's previous year's compensation. The Company matches 25% of each employee's contribution, up to a maximum of 4%. The Company's contributions in 2002, 2001 and 2000 were $14, $9 and $1, respectively.

[15. JOINT VENTURE]

The Company had a joint venture, 365biz.com LP, with Advanta Partners to provide web design, hosting, and membership services to small- and medium-sized businesses that do not currently have a web presence. Additionally, the joint venture provided a variety of online options and features, including Internet access, e-mail accounts, search engine posting, and e-commerce-related services. Advanta Partners was a related party given its previously held stock interest in the Company. Based on the terms of the limited partnership agreement, in order to obtain a 49% minority ownership interest in the joint venture, the Company provided the joint venture capital funding of $1,099. In addition, the Company extended trade credits for services the Company provided to the joint venture.

The Company accounted for the joint venture under the equity method of accounting, thereby recognizing its share of the joint venture's losses to date per the limited partnership agreement. During the year ended September 30, 2000, the Company elected to increase its investment in the joint venture above its original commitment and to reduce by an equal amount the trade credits available to the venture. Upon doing so, the Company began recording its share of the joint venture's losses at the new allocation percentage of 49%. During fiscal 2001, the joint venture's operations were discontinued, and the remaining net investment in/advances to the joint venture were written off. The joint venture provided $25 and $148 of net revenues to the Company for the years ended September 30, 2001 and 2000, respectively.

[16. FOREIGN CURRENCY TRANSACTIONS]

A significant portion of the Company's business is performed in Canada, primarily with clients in the United States, which exposes the Company's earnings, cash flows, and financial position to risk from foreign currency denominated transactions. Due to the growth of the Canadian operations, a policy was established to minimize cash flow exposure to adverse changes in currency exchange rates by identifying and evaluating the risk that cash flows would be affected due to changes in exchange rates and by determining the appropriate strategies necessary to manage such exposures. The Company's objective is to maintain economically balanced currency risk management strategies that provide adequate downside protection.

In order to hedge cash flow economic exposure in Canada, in November 2001 the Company entered into a collar arrangement with a commercial bank for a series of puts and calls for a fixed amount of Canadian collars (the "Collar"). Under this arrangement the Company had the option to purchase a fixed amount of Canadian dollars at a fixed rate in two-week intervals covering 52 weeks in the event the exchange rate drops below a set minimum or "floor" rate. Conversely, the Company was required to sell the same amount of Canadian dollars to the bank if the exchange rate increased above a set maximum or "ceiling" rate. As a result of this arrangement, the Company's foreign currency risk for the fixed amount outside the collar was eliminated. The Company designated the Collar as a cash flow hedge and recorded it at its estimated fair value. Changes in he time value component of the Collar were excluded from the measurement of hedge effectiveness and were reported directly in earnings. Other expense for 2002 includes $319 of net losses related to the time value component. The fair value of the Collar at September 30, 2002 was $18 and is recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheet.

The Collar expired in November 2002 upon which the Company entered into a series of call options to buy $2,000 Canadian dollars every two weeks through May of 2003 (the "Options"). The Company made a $162 up-front payment in connection with the Options, which have been designated as a cash flow hedge.

[17. INCOME TAXES]

Income (loss) before income taxes consists of the following:

	For the year ended September 30, 2002	2001	2000
United States	$ (14,635)	$ (18,858)	$ 4,132
Canada	(2,856)	476	221
	$ (17,491)	$ (18,382)	$ 4,353

Income tax (expense) benefit is as follows:

	For the year ended September 30, 2002	2001	2000
Current:			
United States federal	$ —	$ 1,264	$ (2,000)
United States state	—	—	(5)
Canada	—	(250)	—
	$ —	$ 1,014	$ (2,005)
Deferred:			
United States federal	$ 4,679	4,210	543
United States state	—	62	(68)
Canada	207	36	(102)
Valuation allowance	$ (4,886)	(4,570)	—
	—	(262)	373
	$ —	$ 752	$ (1,632)

A reconciliation of the U.S. federal income tax rate to the effective income tax rate is as follows:

	For the year ended September 30, 2002	2001	2000
United States federal statutory rate	34.0%	34.0%	(34.0)%
United States federal state taxes	—	0.3	(1.5)
Canadian tax items	3.0	(1.2)	(3.2)
Jobs credit	—	—	3.7
Other	—	0.6	(2.5)
Valuation allowance	(37.0)%	(29.6)%	—
	0.0%	4.1%	(37.5)%

In the third quarter of 2001, a full valuation allowance was recorded against the Company's net deferred tax asset. Management reassessed the realizability of the Company's deferred tax assets and, based on a number of factors, concluded that it was more likely than not that the benefit of its deferred tax assets would not be realized.

Deferred income tax assets and liabilities are classified as current and noncurrent based on the financial reporting classification of the related assets and liabilities that give rise to the temporary difference. Significant components of the deferred income tax assets and liabilities are as follows:

	September 30, 2002	September 30, 2001
Deferred income tax assets:		
Net operating loss carry forward	$ 4,891	$ 1,910
Deferred losses in joint venture	11	331
Allowance for doubtful accounts	2,180	2,265
Restructuring	430	—
Employee benefits	200	169
Deferred revenue	2,667	351
Other	694	198
	11,073	5,224
Valuation allowance	(9,796)	(4,910)
	1,277	314
Deferred income tax liabilities:		
Grant reimbursements	14	(23)
Depreciation and amortization of property and equipment	(1,008)	(108)
Other	(283)	(183)
	(1,277)	(314)
	$ —	$ —

As of September 30, 2002, the Company has a net operating loss carry forward of approximately $13,300 for income tax purposes available to offset future U.S. federal income. These carry forwards are subject to examination by the tax authorities and begin expiring in the fiscal year ending 2021.

[18. BUSINESS SEGMENTS]

The Company's reportable segments using the "management approach" under SFAS No. 131, "Disclosures About Segments of a Business Enterprise and Related Information" consists of two operating segments: Inbound and Outbound.

Commencing with an internal reorganization during the fourth quarter of 2002, the Company's chief operating decision maker began reviewing the results of operations of the business based on these two segments, each of which has a separate management team. Each of the Company's customer interaction centers is classified as either inbound or outbound. A customer interaction center may not provide inbound or outbound services on an exclusive basis. For example, inbound revenues may be classified as part of the outbound division when they are provided by a customer interaction center that is classified as outbound. A summary of net revenues by type of service, rather than by operating segment, is as follows:

	2002	2001	2000
Inbound	$ 113,537	$ 64,263	$ 28,591
Outbound	125,655	109,720	102,348

The segment operating information is accumulated based on the results of all of the customer interaction centers within the segment plus an allocation for corporate expenses. In prior periods, the Company's segments were based on the various industries in which it operated and were as follows: Telecommunications, financial services, insurance, technology, and logistics. All prior periods have been restated to reflect the change in the composition of the Company's reporting segments.

Customer interaction centers included in the inbound division provide services consisting primarily of customer service programs, although some outbound acquisition and retention services are also performed. Inbound customer interaction centers also process incoming calls, often placed by the customers of the Company's clients using toll-free numbers, to a CRM representative for service, order fulfillment or information.

Customer interaction centers included in the outbound division provide primarily customer acquisition and customer retention services. Customer acquisition services are designed to secure new customers and can include a wide range of activities depending the needs of the Company's clients, including direct sales services, order processing, product inquiry and lead generation. Customer retention services include conducting satisfaction assessments and interacting with client customers who have allowed their service to lapse in an attempt to regain their business and determine their reasons for discontinuing service. Some inbound customer service work is also performed by customer interaction centers in the outbound division.

The following table summarizes selected financial information related to the Company's segments. The accounting policies of the segments are the same as those of the consolidated organization.

	2002	2001	2000
Net Revenues:			
Inbound	$ 118,690	$ 50,009	$ 25,470
Outbound	120,502	123,974	105,469
	$ 239,192	$ 173,983	$ 130,939

	2002	2001	2000
Operating income (loss):			
Inbound	$ 3,052	$ 3,954	$ 557
Outbound	(17,142)	(18,539)	5,511
	$ (14,090)	$ (14,585)	$ 6,068

	2002	2001	2000
Total assets:			
Inbound	$ 48,012	$ 36,139	$ 17,989
Outbound	48,529	66,485	37,718
	$ 96,541	$ 102,624	$ 55,707

	2002	2001	2000
Depreciation and amortization:			
Inbound	$ 6,581	$ 2,493	$ 1,424
Outbound	8,152	7,303	3,990
	$ 14,733	$ 9,796	$ 5,414

	2002	2001	2000
Capital expenditures:			
Inbound	$ 6,070	$ 3,795	$ 957
Outbound	7,519	11,121	2,680
	$ 13,589	$ 14,916	$ 3,637

	2002	2001	2000
Geographic Information:			
Property and equipment:			
United States	$ 28,418	$ 29,520	$ 10,867
Canada	24,480	21,173	9,523
	$ 52,898	$ 50,693	$ 20,390

The Company's revenues during the years ended September 30, 2002, 2001 and 2000 were generated primarily from clients within the United States.

19. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its customer interaction centers, corporate offices, and communications and computer equipment under capital and noncancelable operating leases that expire at various dates through April 2012. The rental payments under the operating leases, which relate primarily to the Company's corporate offices and customer interaction centers, for the years ended September 30, 2002, 2001 and 2000, were approximately $9,856, $9,739 and $5,688, respectively. The interest rates on the capital leases range from 6.1% to 11.0%.

Future minimum lease payments at September 30, 2002, are as follows:

	Capital leases	Operating leases
2003	$ 12,456	$ 10,855
2004	10,903	9,539
2005	7,093	9,230
2006	1,515	9,150
2007	—	9,127
Thereafter	—	30,234
Total minimum lease payments	31,967	$ 78,135
Less–Amount representing interest	4,223	
Present value of net minimum lease payments	27,744	
Less–current maturities of capital lease obligations	10,393	
Capital lease obligations	$ 17,351	

In October 1999, the Company issued a letter of credit in favor of the landlord of one of RMH International's customer interaction centers for $1,500 Canadian dollars (approximately $950 and $951 U.S. dollars at September 30, 2002 and 2001, respectively) as security for rents payable. Under the terms of the lease agreement, the Company is required to keep a $1,500 Canadian dollar letter of credit in place through October 31, 2002, at which point it declines to $1,286 Canadian dollars. The amount required declines by $214 Canadian dollars each year through October 31, 2007. The lease terminates in January 2010.

Contingency

As previously discussed in Note 2, the contract with a client that represented 10.9% of our net revenues in 2002 contains a termination clause under which the Company would be required to pay a penalty for terminating the contract, without cause, prior to its July 31, 2007 termination date. It is not possible to estimate the amount of the payment which might be required should the Company terminate the contract. The Company's other contracts do not include similar termination penalties.

Purchase commitments

The Company has entered into agreements with telephone long distance carriers, which currently range from one to three years and that provide for, among other things, annual minimum purchases and termination penalties. The remaining minimum purchase commitments under these agreements total approximately $10,930.

Employment agreements

The Company has employment agreements with five executive officers. These agreements provide an aggregate base compensation of $1,678, plus incentive compensation based on the performance of the Company. These agreements also provide for certain other fringe benefits and payments upon termination of the agreements or upon a change in control of the Company.

Litigation

From time to time, the Company is involved in certain legal actions arising in the ordinary course of business. In management's opinion, the outcome of such actions will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

[20. GOVERNMENT INCENTIVES]

A summary of incentive payment activity for 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Beginning balance - net liability	$ (410)	$ (919)	$ (1,357)
Incentive payments received	(1,795)	(1,767)	(650)
Expense reduction recognized	1,366	2,276	1,088
Other income recognized	409	—	—
Ending balance - net liability	$ (430)	$ (410)	$ (919)

Our incentive payment receivable and liability at September 30, 2002 and 2001 were as follows, and are included in prepaid expenses and other current assets and accrued expenses and other current liabilities, respectively, in the accompanying consolidated balance sheets:

	September 30, 2002	September 30, 2001
Incentive payment receivable	$ 34	643
Incentive payment liability	(464)	(1,053)
Net liability	$ (430)	$ (410)

[21. RELATED PARTY & CERTAIN OTHER RELATIONSHIPS]

As further discussed in Note 12, on October 26, 2001, three companies controlled by an existing significant shareholder and family member of one of the Company's directors acquired 217,804 shares of common stock along with warrants to purchase an additional 72,601 shares of common stock as approved by a special committee of the board of directors. Additional warrants to purchase 10,890 shares of common stock were also issued to the respective investors to cover a portion of the transaction costs. The common stock and warrants were acquired for a total discount of $2,123 which is reflected in selling, general and administrative expense in the accompanying consolidated statements of operations. In addition, the Company made loans to several members of the senior management team to pay the income taxes in connection with an Internal Revenue Code Section 83(b) election related to restricted stock grants.

The Company entered into an arrangement with Excell Global Services Ltd. ("Excell") to manage one of Excell's call centers in the United Kingdom. As of September 2001, the Company agreed to a flat fee of $25 per month for the management services performed. In 2002 and 2001, the Company recorded revenues of $266 and $47, respectively. The majority shareholder of Excell is a significant shareholder of the Company. The arrangement between the Company and Excell was mutually terminated during 2002.

On July 19, 2001, the Company issued a $5,000 note to an affiliate of a shareholder/member of the board of directors. The note bore interest at 8.5% and matured on October 4, 2001 at which point the principal balance and accrued interest were paid.

The Company entered into a business and financial consulting services agreement with Specialized Teleservices, Inc. ("STI"). STI is a telemarketing company that supplies third-party verification services exclusively to MCI. The Company provides STI with services such as business consulting, development of internal financial systems, the identification of telemarketing clients, and assistance in reviewing proposed pricing and contract agreements. As compensation for these services, the Company was entitled to receive 10% of STI's gross revenues on a monthly basis plus any out-of-pocket expenses incurred. On December 28, 2001, the Company agreed to lower its compensation to 3% of STI's gross revenues. The agreement with STI is for successive one-year periods and automatically renews yearly unless either party gives written notice of termination to the other party at least 60 days prior to any such automatic renewal date. In 2002 and 2001, the Company recorded revenues of $116 and $259, respectively, for services rendered to STI. STI was incorporated on February 28, 2001 and the Company loaned STI approximately $515 for start-up costs. At June 30, 2002, outstanding principal and interest under the STI loan was $1,011 and was fully-reserved in the third quarter due to significant uncertainties created by the WorldCom bankruptcy filing. John A. Fellows, the Company's chief executive officer and a member of the board of directors, is a former member of the Board of Directors of STI.

[22. SUPPLEMENTAL QUARTERLY FINANCIAL DATA] (UNAUDITED):

Summarized quarterly financial data for the years ended September 30, 2002 and 2001, is summarized in the tables below. The quarterly data in 2002 and 2001 has been restated to reflect the adjustments described in Note 23.

	December 31, 2001 As Previously Reported	December 31, 2001 As Restated (Note 23)	March 31 2002 As Previously Reported	March 31 2002 As Restated (Note 23)	June 31 2002 As Previously Reported	June 31 2002 As Restated (Note 23)	September 30, 2002
Net revenues	$ 58,953	$ 58,564	$ 59,208	$ 59,280	$ 58,651	$ 56,607	$64,741
Operating expenses:							
Cost of services	47,738	47,114	46,710	46,371	49,968	47,468	51,289
Selling, general, and administrative	9,772	11,957	20,269	14,335	17,906	17,930	13,085
Restructuring charge	(302)	(302)	—	—	4,467	4,607	(572)
Total operating expenses	57,208	58,769	66,979	60,706	72,341	70,005	63,802
Operating income (loss)	1,745	(205)	(7,771)	(1,426)	(13,690)	(13,398)	939
Other expense (income)	67	67	150	150	85	85	(392)
Interest expense, net	146	779	201	749	358	873	1,090
Income (loss) before income taxes	1,532	(1,051)	(8,122)	(2,325)	(14,133)	(14,356)	241
Income tax (expense) benefit	597	—	(3,168)	—	6,124	—	—
Net income (loss)	$ 935	$ (1,051)	$ (4,954)	$ (2,325)	$ (20,257)	$ (14,356)	$ 241
Basic income (loss) per common share	$ 0.07	$ (0.08)	$ (0.38)	$ (0.18)	$ (1.52)	$ (1.07)	$ 0.02
Diluted income (loss) per common share	$ 0.07	$ (0.08)	$ (0.38)	$ (0.18)	$ (1.52)	$ (1.07)	$ 0.02

	December 31, 2000 As Previously Reported	December 31, 2000 As Restated (Note 23)	March 31, 2001 As Previously Reported	March 31, 2001 As Restated (Note 23)	June 30, 2001 As Previously Reported	June 30, 2001 As Restated (Note 23)	September 30, 2001 As Previously Reported	September 30, 2001 As Restated (Note 23)
Net revenues	$ 32,599	$ 32,598	$ 42,777	$ 42,777	$ 46,592	$ 46,592	$ 52,167	$ 52,016
Operating expenses:								
Cost of services	28,728	28,112	34,102	33,494	37,502	37,092	42,023	40,944
Selling, general, and administrative	8,244	8,387	8,512	8,550	15,668	21,961	8,947	9,160
Restructuring charge	868	868	—	—	—	—	—	—
Total operating expenses	37,840	37,367	42,614	42,044	53,170	59,053	50,970	50,104
Operating income (loss)	(5,241)	(4,769)	163	733	(6,578)	(12,461)	1,197	1,912
Equity in losses of joint venture	150	150	98	98	913	913	—	—
Interest expense (income), net	(60)	292	(7)	443	325	948	446	953
Income (loss) before income taxes	(5,331)	(5,211)	72	192	(7,816)	(14,322)	751	959
Income tax (expense) benefit	2,036	1,881	15	15	3,048	(1,144)	(430)	—
Net income (loss)	$ (3,295)	$ (3,330)	$ 87	$ 207	$ (4,768)	$ (15,466)	$ 321	$ 959
Basic income (loss) per common share	$ (0.39)	$ (0.40)	$ 0.01	$ 0.02	$ (0.46)	$ (1.51)	$ 0.03	$ 0.09
Diluted income (loss) per common share	$ (0.39)	$ (0.40)	$ 0.01	$ 0.02	$ (0.46)	$ (1.51)	$ 0.03	$ 0.08

23. RESTATEMENT

Subsequent to the issuance of the Company's financial statements for the year ended September 30, 2001, the Company's management determined it had incorrectly accounted for certain items as discussed below.

Application of SFAS No. 13

The Company entered into a series of lease agreements during the period from April of 1997 through January of 2002. The Company originally accounted for these leases as operating leases; however, it was determined that these leases met one or more of the criteria under SFAS No. 13 requiring that they be accounted for as capital leases. The Company had previously used an economic life for its leased assets that was inconsistent with the depreciable life that was being used for similar owned assets.

The September 30, 2001 consolidated balance sheet was adjusted to reflect $25,492 in additional property and equipment and $26,280 in capital lease obligations. The consolidated statement of operations for the year ended September 30, 2001 was adjusted to reflect additional depreciation and interest expense of $6,108 and $1,932, respectively, and a reduction in lease expense of $8,080. The consolidated statement of operations for the year ended September 30, 2000 was adjusted to reflect additional depreciation and interest expense of $3,539 and $954, respectively, and a reduction in lease expense of $4,260.

Application of SOP 98-1

During 2001 and 2000, the Company capitalized $2,505 and $331, respectively, in payroll, payroll-related costs, and costs of external consultants in connection with the development of internal use software under SOP 98-1. It was subsequently determined that $551 and $36 of the amounts capitalized in 2001 and 2000, respectively, related to activities that did not result in additional functionality to the Company's internal use software. In addition, $45 and $1 of the amounts capitalized in 2001 and 2000, respectively, were required to be written-off since the software was no longer in use. Collectively, these adjustments resulted in a reduction in depreciation and amortization expense of $104 and $6 in 2001 and 2000, respectively.

Allowance for Doubtful Accounts

The Company had initially recorded $7,014 in bad debt expense for the quarter ended June 30, 2001 and an additional charge of $5,908 in bad debt expense for the quarter ended March 31, 2002 related to BrandDirect accounts receivable. Based on the facts and circumstances that existed at the time of the original charge, it was subsequently determined that all amounts due from BrandDirect should have been written off as of June 30, 2001. Therefore, $5,908 in bad debt expense has been recorded in the quarter ended June 30, 2001 and $5,908 in bad debt expense originally recorded in the quarter ended March 31, 2002 has been reversed. In addition, the Company's previously reported accounts receivable as of September 30, 2001 has been reduced by $5,908.

Tax Valuation Allowance

Management reassessed the available evidence about future taxable income and other possible sources of realization of deferred tax assets and concluded that a full valuation allowance was necessary to reduce the deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized. As a result, the Company's tax provision was adjusted in the third quarter of 2001 from a tax benefit of $4,669 to a tax benefit of $752.

Other Adjustments

The Company recorded certain property and equipment subsequent to the date it had assumed risk of loss. This resulted in an understatement of property and equipment and accrued liabilities of $1,935 and $224 at September 30, 2001 and 2000, respectively, and an understatement of depreciation expense of $99 and $4 in 2001 and 2000, respectively. In addition, it was determined that other accounting adjustments were required which result in a $244 decrease in previously reported net loss for 2001 and a $121 decrease in the Company's previously reported net income for 2000. These adjustments related to the recording of the issuance of restricted shares to certain executive officers in 2001 using a measurement date that was prior to the date certain contingencies were resolved and recording a government incentive in 1999 as a reduction of salary expense that should have been recorded as a reduction of salary expense over the life of the agreement, which is a four-year period.

Certain of these prior year adjustments impacted the depreciation expense, lease expense, interest expense and depreciation and amortization expense recorded during the quarters of fiscal years 2002 and 2001. See Note 22 for a summary of the restated quarterly results.

In addition, the Company's previously reported results for the first quarter of fiscal 2002 have been restated to reflect a $2,123 charge associated with the sale of common stock and warrants in October 2001 at a discount to three companies controlled by an existing significant shareholder and family member of one of the Company's directors as approved by a special committee of the board of directors (see note 12).

As a result, the consolidated financial statements for the years ended September 30, 2001 and 2000 have been restated from the amounts previously reported to give effect to the adjustments described above. A summary of the significant effects of the restatement is as follows:

Year ended September 30, 2001	As Previously Reported	As Restated
Statement of operations:		
Cost of services	$ 143,455	$ 139,642
Selling, general and administrative expense	41,371	48,058
Operating loss	(10,459)	(14,585)
Interest expense	1,544	3,063
Loss before taxes	(12,324)	(18,382)
Net loss	(7,655)	(17,630)
Basic and diluted loss per common share	$ (0.82)	$ (1.89)
Balance sheet:		
Accounts receivable, net	$ 33,056	$ 35,705
Property and equipment, net	23,891	50,693
Total assets	81,545	102,624
Current portion of obligation under capital leases	1,394	9,402
Accrued expenses and other current liabilities	10,076	11,131
Obligation under capital leases	3,794	23,373
Total shareholders' equity	52,427	41,158
Total liabilities and shareholders' equity	$ 81,545	$ 102,624

Year ended September 30, 2000	As Previously Reported	As Restated
Statement of operations:		
Cost of services	$ 100,988	$ 99,141
Selling, general and administrative expense	25,579	25,730
Operating income	5,573	6,068
Interest expense	250	1,172
Income before taxes	4,813	4,353
Net income	3,010	2,721
Basic income per common share	$ 0.36	$ 0.33
Diluted income per common share	$ 0.34	$ 0.31

CORPORATE INFORMATION

Board of Directors

John A. Fellows
Chief Executive Officer RMH

Jeff Jensen
Chairman RMH
President
Specialized Association Services,
A Professional Services Firm

Steven P. Dusek
EVP & COO (Retired)
Nextel Communications, Inc.

Gregory Lakin
Managing Partner
The Lakin Group,
A Staffing and Recruiting Services Firm

David P. Madigan
Senior Vice President (Retired)
AIG Marketing

Executive Officers and Senior Management

John A. Fellows
Chief Executive Officer

Scot Brunke
Chief Financial Officer

Clint Streit
Chief Operating Officer

Paul Burkitt
Executive VP Sales & Marketing

Paul Little
Executive VP Human Resources

James McGrath
Executive VP Operations

Steven Richards
Executive VP Operations

Executive Offices

RMH Teleservices, Inc.
15 Campus Boulevard
Newtown Square, PA 19073

Independent Public Accountants

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103

Transfer Agent

StockTrans, Inc.
44 W. Lancaster Avenue
Ardmore, PA 19003

Legal Counsel

Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street
22nd Floor
Philadelphia, PA 19103-2097

Shareholder Inquiries

Shareholders and members of the financial community interested in receiving additional information about RMH Teleservices, Inc. or in receiving, without charge, a copy of its annual report on Form 10-K may write to: Investor Relations, RMH Teleservices, Inc., 15 Campus Boulevard, Newtown Square, PA 19073.

Stock Trading

RMH Teleservices' Common Stock has been quoted on the Nasdaq National Market, under the symbol "RMHT." Prior to the Company's initial public offering, the Common Stock was not listed or quoted on any organized market system. The following table sets forth for the periods indicated the high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market during the fiscal years ended September 30, 2002 and 2001.

FISCAL QUARTER	YEAR	HIGH	LOW
First	2001	$18.75	$8.44
Second	2001	9.25	3.50
Third	2001	12.91	4.85
Fourth	2001	17.98	9.10
First	2002	19.70	10.40
Second	2002	19.80	14.10
Third	2002	21.04	6.87
Fourth	2002	8.16	3.65

As of December 23, 2002, there were approximately 50 shareholders of record of the Common Stock, which excludes shareholders whose shares are held in nominee or "street" name by brokers. We have not declared dividends on the Common Stock during the past two fiscal years. We currently intend to retain future earnings to finance our growth and development and therefore do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit facility prohibits the payment of cash dividends under certain circumstances without prior written consent of the lender. Payment of any future dividends will depend upon our future earnings and capital requirements and other factors that the Board of Directors consider appropriate.

RMH TELESERVICES, INC.

15 CAMPUS BLVD.
NEWTOWN SQUARE, PA 19073

610.325.3100
FAX 610.325.4250
www.rmh.com